UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Huicicila (Miravalles) Property, Nayarit

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Pan American Gold Corp.

Huicicila (Miravalles mine) Gold Property

Near Compostela, Nayarit, Mexico

Pan American Gold Corp.

Huicicila (Miravalles) Property, Nayarit

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Suite 605 – 475 Howe Street

Vancouver, BC, Canada

V6E 2K3

Report On The

Huicicila (Miravalles mine) Gold Property

Near Compostela, Nayarit, Mexico

Prepared for:

Pan American Gold Corp.

Suite 605 – 475 Howe Street

Vancouver, BC, Canada

V6E 2K3

By:

John E. Hiner

Tel : (360) 318-8352

Fax: (360) 318-0942

jehcorp@pogozone.ne

and

Eugene K. Schmidt

Tel / Fax: (360) 341-1522

Genethegeologist@yahoo.com

April 5, 2007

Report On The Huicicila (Miravalles mine) Gold Property

Near Compostela, Nayarit, Mexico

Huicicila Adit #4 Adit Portal: 13 Q 2,358,130 N., 494,696 E. WGS 84

Table of Contents

SUMMARY.............................................................................................		01
1.0	INTRODUCTION..............................................................................	03

1.1	Introduction...............................................................................................	03
1.2	Terms of Reference ..................................................................................	04
1.3	Purpose.....................................................................................	05
1.4	List of Abbreviations.....................................................................	05
1.5	Sources of Information..................................................................	06
1.6	Site Visit....................................................................................	06
2.0	DISCLAIMER...................................................................................	07
3.0	LOCATION AND PROPERTY DESCRIPTION........................................	07

3.1	Location and Size........................................................................	07
3.2	Nature and Extent of Issuer’s Title...................................................	08
3.3	Surface Rights ...........................................................................	09
3.4	Location of Mineralized Zones........................................................	09
3.5	Environmental Liabilities.................................................................	10
3.6	Fees and Taxes..........................................................................	10

4.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
	INFRASTRUCTURE AND PHYSIOGRAPHY...............................................	10
4.1	Access.....................................................................................	10
4.2	Topography, Elevation and Vegetation.............................................	11
4.3	Climate.....................................................................................	12
4.4	Infrastructure..............................................................................	12

5.0	PROPERTY HISTORY, PRIOR OWNERSHIP, AND PAST WORK...............	12
6.0	GEOLOGICAL SETTING..................................................................	16

6.1	Volcanic and Sedimentary Rocks...................................................	16
6.2	Igneous Rocks..............................................................................	16
6.3	Alteration.................................................................................	18
6.4	Structure.................................................................................	20

7.0	MINERAL DEPOSIT TYPES........................................................................	20

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8.0	MINERALIZATION........................................................................................	22

8.1	Huichapa Vein.........................................................................................	22
8.2	Coronillas (Huichapa) Vein......................................................................	24
8.3	San Francisco Vein..................................................................................	25
8.4	San Diego Showing.................................................................................	26
8.5	Paola Showing.........................................................................................	28

9.0	EXPLORATION.............................................................................................	29
9.1	Summary of Work....................................................................................	29
9.2	Rock Sampling ........................................................................................	30
9.3	Opinion of Exploration to Date.................................................................	31
9.4	Statement Related to Work Conducted ...................................................	32
9.5	Data Reliability .......................................................................................	32

10.0	DRILLING ....................................................................................................	33

11.0	SAMPLING METHOD AND APPROACH......................................................	36

11.1	Rock Sample Collection ..........................................................................	36
11.2	Drill Core Samples ..................................................................................	36
11.3	Sample Quality..........................................................................................	36

12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY ...........................	37

13.0	DATA VERIFICATION ..................................................................................	37

14.0	MINERAL PROCESSING AND METALLURGICAL TESTING......................	38

15.0	INTERPRETATIONS AND CONCLUSIONS ................................................	38

15.1	Huichapa Vein Targets..............................................................................	39
15.2	Surrounding Vein Occurrences..................................................................	40
15.3	San Diego and Paola Low Grade Exploration Targets..............................	40

15.4                                                                                                                                                                             Porphyry Skarn Copper Gold Mineralization............................................41

16.0	RECOMMENDATIONS FOR EXPLORATION .............................................	42

17.0	REFERENCES CITED.....................................................................	44

18.0	STATEMENTS OF QUALIFICATIONS...................................................	46

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APPENDIX I	Ownership of the Huicicila Concessions

(Opinion by Perito Minero Ing. Manual Flores) ...........................	48

APPENDIX II	Exploration Concession Titles Cila, Cila 1, Cila 2, Cila 5 ............	49

APPENDIX III	Tax Payments for Concessions Cila, Cila 1, Cila 2, Cila 5 .........	51

APPENDIX IV	Huicicila Rock Samples Location, Description, and
Certificates of Analysis by ALS Chemex Inc. .............................	54

APPENDIX V	Servicio Geológico Mexicano 2006 Drill Logs	............................	61

APPENDIX VI	Certificates of Analysis for 2006 Servicio Geológico Mexicano
Core Sampling	....................................................................................................	77

APPENDIX VII	Huicicila Recommended 2007 Exploration Program ..................	86

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LIST OF FIGURES

Figure 1	Location of the Huicicila Project in Mexico...............................................	03
Figure 2	Location Map of Huicicila Project (Map courtesy of R. Farias) ...............	04
Figure 3	Huicicila Property, Vegetation, and Topography ......................................	11
Figure 4	Luismin Rehabilitation of the #4 Adit Miravalles Mine .............................	14
Figure 5	Pergeo Drill Crew and Longyear 38 machine drilling DDH - 3 ...............	15
Figure 6	S. Bajic, President Pan American Gold, and R. Farias,
	President Grupo ANFAZA Examining DDH-3 Drill Core ........................	15
Figure 7	Geologic Map of Compostela-Tepic Area, Nayarit
	(SGM F13-8 Sheet) ...............................................................................	17
Figure 8	Intense Regional Kaolinization along the
	Compostela-Las Cumbres Road ............................................................	18
Figure 9	Summary Map of Nayarit Structural Geology (from SGM;
	Nayarit Monograph) ................................................................................	19
Figure 10 Sampling of the Huichapa Vein in Outcrop (Courtesy R. Farias) ...........		23
Figure 11 Coronillas Vein in Outcrop near Coronillas Crosscut ...............................		24
Figure 12 Buried Portal of San Francisco Crosscut ................................................		25
Figure 13 Photos of the San Diego Altered and Mineralized Outcrops ...................		27
Figure 14 Paola Mineralized Breccia in Outcrop .....................................................		28

LIST OF PLATES

Plate 1	Map Showing Location of Adits, Prospects, Drill Holes, and Concession Boundaries....................................................................................... ... Pocket
Plate 2	Sample Location Map with Assays.....................................................	Pocket

Plate 3	Map Showing Miravalles Mine, Miravalles West, San Diego and Paola Areas................................................................................................... Pocket

LIST OF TABLES

Table 1	List of abbreviations ............................................................................	05
Table 2	Targets, styles and orientation of mineralized zones,
	Huicicila Property ................................................................................	09
Table 3	Estimated Annual Taxes for the Huicicila Concessions ......................	10
Table 4	Assays of Samples collected of Vein Targets at Huicicila ...................	23
Table 5	Assays of Samples collected at San Diego Area Outcrops ..................	26
Table 6	Assays of Samples collected at Paola Area Outcrops ..........................	29
Table 7	Location, length and orientation of diamond drill holes,
	Huicicila Property ..................................................................................	33
Table 8	DDH-3 Mineralized Intercepts, Preliminary Drill Results (ANFAZA/ S.G.M.)	35
Table 9	DDH 4 & 6 Mineralized Intercepts, Preliminary Results (ANFAZA/ S.G.M.)	36

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SUMMARY

Massive coarse-grained, polymineralic and polymetallic bull quartz vein mineralization exhibiting mesothermal characteristics is believed to host at least two ore shoots within the Huichapa vein at the Miravalles mine near Compostela, Nayarit, Mexico. The vein itself is a massive bull quartz vein bearing pyrite, chalcopyrite, and arsenopyrite with massive galena and sphalerite plus minor molybdenite, tetrahedrite, pyrrhotite, and hematite in two shattered and broken zones that define two ore shoots within the mine.

American Smelting and Refining Company (ASARCO) personnel described the ore shoots as having widths of over two meters, gold values up to 2 ounces/ton, and silver credits up to six ounces/ton (Clendenin, 1926; Jenny, 1926). From 1926 -1935 ASARCO developed two adit-accessible levels in the Miravalles mine that drifted on the vein and encountered a historic reserve of 45,274 metric tonnes of 31.2 g/ton Au (grams per short ton), 401 g/ton Ag, 3.4% lead, 0.66% copper, which may remain in place. The vein runs for an additional 1500 meters along strike and is exposed at the Miravalles West and Coronillas workings. Other veins crop out elsewhere on the Huicicila property.

At least two previous attempts to access the vein were unsuccessful, and this high grade mineralization remains the primary exploration target on the Huicicila Property. The mineralization is presently inaccessible underground; however, the vein is evidenced in outcrop near the Huichapa shaft and in DDH-3 drilled in 2006. On surface the vein assays 5.37 g/t Au, 8.6 g/t Ag, 214 ppm Cu, and 3700 ppm Pb across 1.2 meters of bull quartz that exhibits fine dark sulfides and limonite casts.

Preliminary 2006 drill data released by Servicio Geologico Mexicano (SGM) and ANFAZA SA de CV (ANFAZA) to Pan American Gold Corporation (Pan American) indicates that one of five holes drilled by SGM encountered the Huichapa vein. A second hole, DDH-1, intersected hanging wall stringers of the vein, but was lost in shallow mine workings believe to be part of the Huichapa mine.

DDH-3 shows the strongest results of any 2006 hole, however, it was drilled vertically into the 60-70° dipping Huichapa vein at a 20-30° angle. The hole encountered approximately 2.1 meters true width of 27.1 g/t Au (grams per metric tonne), 0.4 meters true width of 4.6 g/t Au from 173-174.1 meters, and 0.9 meters true width of 5.8 g/t Au from 198.0 to 201.2 meters. DDH-3 encountered the veined zone at approximately 173 meters and continued in vein to 201.9 meters and the bottom of the hole.

In addition to the vein targets, two newly discovered bulk tonnage, low grade, precious and base metal occurrences crop out at Huicicila. At San Diego, a 20 x 30 meter outcrop of silica flooded and quartz veined, leached, oxidized, and crusty breccia emerges through hill slope talus and represents a second target type (Plate 1). This breccia target is anomalous in silver, lead, and zinc, with assays ranging between 7.9-16.5 ppm Ag, 1750 – 2700 ppm Pb and 150-2790 ppm Zn in three samples.

Paola, a second bulk tonnage, low grade target, crops out as rubbly breccia boulders that align north-south along the crest of Cerro Colorado for at least 200 meters. Outcrop

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consists of gray, aphanitic, vuggy rock that exhibits limonite boxworks, quartz-breccia veinlets, as well as ghosts of breccia fragments visible through pervasive silicification. The quartz-veined breccia boulders are anomalous in silver, lead, and zinc, assaying from 1.9 - 48.1 ppm Ag, 421 - 8800 ppm Pb, and 14 - 930 ppm Zn in four samples.

Huicicila is controlled by Ramon Farias, a Mexico City geologist and landowner as Grupo Anfaza S. A. de C. V. (ANFAZA). From 2005 through early 2006 ANFAZA, working through a FIDEICOMISO exploration credit loan, engaged in a drilling campaign to verify the existence of the historic ASARCO reserves. Servicio Geológico Mexicano (SGM), a Mexican government agency (formerly Consejo de Recursos Minerales) supervised the project.

A Letter of Agreement was negotiated on the property between R. Farias and Pan American Gold Corp. and signed May 10, 2006. Pan American Gold Corp. incorporated a Mexican subsidiary, Compania Minera P.A.M., S.A. de C.V. and completed a final contract agreement for the Huicicila property in Spanish and English for the property during September 2006, which was signed on October 13, 2006.

A $450 K exploration program is recommended for 2007 to test the following exploration targets at the Huicicila property:

1.	Huichapa Vein high grade ore shoots #1 and #2

2.	Miravalles West and Coronillas Extensions of the main Miravalles Vein

3.	Paola and San Diego bulk tonnage, low grade targets

4.	Peripheral San Francisco, Tres Estrellas, and Republica vein occurrences

Recommended exploration of these targets consists of 1500 meters of diamond drilling, 725 soil and rock samples along six line-kilometers of grid-line, and six line kilometers of ground magnetic surveys. The objective of this program is to verify the #1 and #2 ore shoots in the Huichapa Vein and define at least three new exploration targets that will augment the ore potential at the Huicicila property.

Huicicila is located 70 kilometers northeast of Puerto Vallarta and 35 kilometers southwest of Tepic in the State of Nayarit, Mexico.

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1.0   INTRODUCTION

1.1	Introduction

The Huicicila Property was first explored and developed by American Smelting and Refining Company as the Miravalles Project in the 1930’s. It is currently under the control of Grupo Anfaza S. A. de C. V. (ANFAZA) under the direction of Ramon Farias, a Mexico City geologist and landowner. Huicicila is located 70 kilometers northeast of Puerto Vallarta and 35 kilometers southwest of Tepic in the State of Nayarit, Mexico (Figure 1 and 2).

Huicicila Property

Figure 1. Location of the Huicicila Property in Mexico

Late in 2005 one of the authors (Schmidt) visited the property for the first time with R. Farias and was encouraged by available data and assay results returned from several initial samples. On the strength of the old file report from ASARCO, field observations and assay results, a Letter of Agreement was negotiated on the property between R. Farias and Pan American Gold Corp. (“Pan American”) and signed May 10, 2006. Pan American incorporated a Mexican subsidiary, Compania Minera P.A.M., S.A. de C.V. in August, 2006 and completed a final contract agreement for the Huicicila property in Spanish and English for the new company In September, 2006.

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Figure 2. Location Map of Huicicila Project (Map provided courtesy of R. Farias)

1.2	Terms of Reference

We, John E. Hiner, M Sc and a Registered Professional Geologist, and Eugene K Schmidt, M Sc and a Registered Professional Geologist, researched and conducted a geologic evaluation of the Huicicila gold property, Nayarit, Mexico. We authored this report and Mr. Hiner signed as Qualified Person for Pan American Gold Corporation. Mr. Schmidt is a Director and Vice President of Exploration for Pan American Gold Corporation.

Pan American Gold Corporation is a Canadian-based mineral exploration company listed on the OTC Bulletin Board (Symbol: PNAMF). The company is based in Vancouver, Canada and seeking regulatory acceptance for listing on the TSX Venture Exchange. This report is being prepared on behalf of Pan American in compliance with National Instrument 43-101 for filing on the TSX Venture Exchange.

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1.3	Purpose

The purpose of this technical evaluation is to verify past and current work, to describe the exploration potential for the property, and to make recommendations for future exploration. Included in this report are the results of sampling and geologic observations made by the authors as well as results of 2006 drilling by Servicio Geologico Mexicano, a Mexican government organization, and ANFAZA, the property owner.

1.4	List of Abbreviations

A list of abbreviations of terms used in this report is given in Table 1.

Table 1. List of abbreviations

Abbreviation	Term
ANFASA	Grupo Anfaza S. A. de C. V.
ASARCO	American Smelting and Refining Company
Cia Minera P.A.M. SA. de CV	Pan American Gold's Mexican Subsidiary
g/ton	grams per short ton
g/t	grams per metric tonne
Huicicila Agreement	Agreement dated May 10, 2006 optioning the Huicicila Property to Pan American Gold Corporation
Huicicila Property	To date the Cila, Cila 1, Cila 2,Cila 5 concessions
Huichapa Vein	Historically, the main vein known on the Huicicila Property
INEGI	Instituto Nacional de Estadística Geografía e Informática
ALS Chemex	Laboratory used for analysis of samples presented in this report
43-101 Report	Report prepared in accordance with National Instrument 43-101
km	Kilometer(s)
NSR	Net Smelter Return
m	Meter(s)
Miravalles mine	The #3 and #4 Adits and Huichapa shaft; Huichapa Vein
Pan American Gold Corporation	Pan American
Purchase Agreement	Share Purchase and Sale Agreement dated May 10, 2006
Purchase Shares	Shares used in Option Agreement
Quebrada(s)	Canyon(s)
Servicio Geológico Mexicano	SGM (formerly Consejo de Recursos Minerales)

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1.5 Sources of Information

Sources of information used in the preparation of this report consist of:

•	Unpublished technical reports written by Grupo Anfaza S. A. de C. V., ASARCO, and other past operators,
•	Digital data (including geochemical, drill, topographic and geographic information) from current project activities provided by Ramon Farias, President of ANFAZA,
•	Originals (where available) or signed photocopies of analytical certificates pertaining to rock samples collected on the property by the author and some provided by Ramon Farias, President of ANFAZA,
•	Correspondence and plans from Servicio Geológico Mexicano provided by Ramon Farias.
•	1:250,000 scale geology map F13-8 published by Geologic Servicio Mexicano.
•	1:250,000 scale topographic Map F13-8 published by Instituto Nacional de Estadística Geografía e Informática of Mexico.
•	1:250,000 scale total field magnetic map F13-8 published by Secretaria de Comercio y Fomento Industrial of Mexico.

The key references used in the preparation of this report are:

•	Farias R., Real de Huicicila, Nayarit, Preliminary Evaluation Report, Grupo ANFAZA SA de CV, December 2004.
•	Clendenin, T.P., Report on Examination of Huicicila Property, Stat of Nayarit, Mexico, ASARCO Unpublished Company Report, February 1926.

A complete list of the references used in this report is presented in Section 17 (References Cited).

1.6	Site Visits

From December, 2005 to July, 2006 the author Schmidt made two trips to visit the Huicicila property in the company of Ramon Farias which consisted of an initial property examination December 12 and 13 and a follow-up visit from June 10-16, 2006 to sample mines, prospects, and mineralized outcrops over the property and view on going drilling activities. On July 25 and 26 the third visit was made to the property with Steve Bajic, President of Pan American, in the company of Ramon Farias. Washed out roads prevented access, however drill core from DDH -3 was reviewed and Huichapa vein mineralization observed in this core. Author Hiner visited the property with Schmidt from March 27 2006 through March 29 2007. In addition to reexamination of workings and outcrops, new areas of trenching and bulldozer cuts, were examined along strike of the Huichapa vein and at the Paola prospect. Evidence of recent surveying was examined as well.

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2.0	DISCLAIMER

Prior to the field examination of the property, the authors reviewed information pertaining to the geology, mineralization and past exploration activities at Huicicila, which are detailed in reports itemized in Section 1.5 "Sources of Information" and Section 17 "References Cited." Several of the observations regarding geology, mineralization, historic reserves and activities were made while mine workings were open in the 1920's and 30's. Although the authors have no reason to doubt this information, it was not possible to verify it as the workings are at present inaccessible. Such verification is one purpose of future exploration on the property.

While on the property the authors Hiner and Schmidt verified the extent of past exploration activities as much as was possible on surface and the authors made their own observations on the geology, alteration and mineralization using surface outcrops. The author Schmidt also visited all known prospect pits and surface workings on the property and sampled mineralized areas independently to verify the style and tenor of mineralization for the purpose of comparison with historic data. Author Hiner took samples of presumed ore material from the Miravalles #4 dump and a sample of the newly exposed zone at Paola.

Information relating to property size, ownership and validity of the claims has been obtained from Ramon Farias. Manuel Flores of Procesos Analiticos Informaticos, SA de CV, a licensed Perito Minero, Mining Expert #611-5, independently verified property ownership. His written opinion is included as Appendix I. Title to the properties and the record of tax payments are provided in Appendices II and III.

The authors have not personally investigated access and surface rights on the property. Ramon Farias negotiated access rights with surface property owners. Farias indicates good relationships exist with the owners and the people of Las Cumbres and that no access problems have been experienced (Farias, 2005).

3.0	LOCATION AND PROPERTY DESCRIPTION

3.1	Location and Size

The Huicicila property consists of four claims located in the Municipio of Compostela state of Nayarit totaling 993.8830 hectares:

Cila	T-213226	470.1908 hs
Cila 1	T-225662	348.8092 hs
Clia 2	E59/6831	144.4103 hs
Cila 5	T-225663	30.3887 hs

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The center of the property lies approximately 640 kilometers (“km”) west-northwest of the capital, Mexico City and 25 km southwest of Tepic, the State capital of Nayarit (Figure 2). The Punta Partida or Central location point (Principal district survey monument for the claim and district) of the property as recorded in the Mexico City Land Office as UTM 494,705.271E/2,357,947.028N NAD 27 (Zone Q 13) (Farias, 2005).

3.2	Nature and Extent of Issuer’s Title

In a Letter of Intent dated March 10, 2006, Pan American entered into an agreement with Ramon Farias to purchase 100% in the property subject to an NSR. A definitive Purchase Agreement was signed by both parties on October 13, 2006 and provides Pan American with the option to acquire 100% of the Huicicila Properties once the following terms have been met:

During the first year of the Option Period, a payment of $ 20,000 US made to Ramon Farias at the beginning of the Option Period and a second payment of $40,000 six (6) months later. Pan American will complete $100,000 of direct exploration on the property during this year.

During the second year of the Option Period, Pan American will pay $120,000 US to Ramon Farias on the anniversary date of the Option Period and will complete $200,000 of direct exploration on the property.

During the third year of the Option Period, Pan American will pay $170,000 US to Ramon Farias on the anniversary date of the Option Period and will complete $300,000 of direct exploration on the property during this year.

At the beginning of the fourth year, Pan American will pay $750,000 US to Ramon Farias, of which, at the Optionee’s discretion, up to 50% will be payable shares of the public company that holds the option.

Other terms include:

•	At the option of Ramon Farias up to 25% of payments above may be made in Pan American shares at the rate of $0.60/share.
•	All annual cash payments will be made in $US plus 15% IVA not including tax payments.
•	Work Commitments exceeding required amounts may be credited to the following year.
•	Ramon Farias is obligated to assist Pan American in staffing and organization needs as Pan American begins work on the property.
•	Pan American is obligated to pay taxes and maintain legal status of the claims in accordance with Mexican mining law while the option is in effect.

3.3	Surface Rights

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The owners of the ground presently being explored at Huicicila are:

1.	Jorge Padilla;	a resident of Las Cumbres de Huicicila Nayarit.
2.	Roberto Cuevas;	a resident of Las Cumbres de Huicicila Nayarit
3.	Dionicio Jimenez;	a resident of Rancho de Huicicila Nayarit

To the authors knowledge there are no conflicts between individual landowners or between landowners and Ramon Farias, owner of the mineral concessions. Access agreements are negotiated with individual owners and include reparation for damages to timber and crops done during road building and exploration according to Farias (2006).

3.4	Location of Mineralized Zones

Past work on the Huicicila property identified eleven areas of mineralization; the locations of which are presented in Plate I. The salient characteristics of each zone are summarized in Table 2 and discussed in detail in Section 8.0 Mineralization.

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Table 2. Targets, styles and orientation of mineralized zones, Huicicila Property

Target	Style	Strike (o)	Dip (o)	Dimensions
Huichapa Zone Miravalles W, Huichapa, and Coronillas Veins	Type I Vein (Qz-Au,Ag), Type II Vein(Qz-Gn,sl, aspy,py,cpy,Au,Ag), Type III Vein (Massive base metal vein+Au,Ag) (after Clendenin, 1926)	N60 [o] W	55-70 [o] N	1,500 meter length
San Francisco vein	Type I, II, III Vein	N55-65W	Vertical	Strike unknown
Republica and “New vein”	Type II Vein	N40 [o] W	Vertical	> 100m strike length
La Constancia	Type II Vein	N50 [o] E?	?	Strike length unknown
Trinidad	Type I Vein			Named occurrence
Tres Estrellas	Type I, II, III Vein	N70 [o] W	Vertical	Strike unknown
San Diego showing (Oxide)	Silica flooding and veinlets Pb-Zn, trace Au, Ag	20x30 m area	?	Four outcrops protrude through soil
Paola showing (Oxide)	Gray glassy silica breccia veinlets/brecciated host with disseminated Jarosite pseudomorphs Pb, Zn, Ag, Mo, W anomalous	N-S trend of outcrops along >200 meters	?	Line of 1x4 to 3x5 m bouldery outcrops protrude through soil (defines Cerro Colorado?)

Based on the field examination and research by the authors, in conjunction with descriptions of the geographic distribution, style, orientation of outcropping zones of mineralization in the literature (Clendenin, 1926) and discussion with Ramon Farias (Farias, 2005), three of the zones, namely the Miravalles W, Huichapa, and Coronillas Veins, are interpreted here to represent a single mineralized trend collectively referred to in this report as the Huichapa Trend.

Other zones of mineralization on the Huicicila property are at this point marked by single mineral occurrences and are of unknown extent.

3.5	Environmental Liabilities

To the knowledge of the authors the Huicicila Property is not subject to any environmental liabilities and to date no baseline environmental studies have been initiated by Grupo Anfaza S. A. de C. V. or Servicio Geológico Mexicano.

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3.6	Fees and Taxes

At the October 1, 2006 exchange rate of 11.056 Mexican Pesos to the US dollar the 2007 tax payment for all Huicicila concessions will be approximately $2075 USD (Table 3).

Table 3. Estimated Annual Taxes for the Huicicila Concessions

4.0   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Access

The Huicicila project is accessible by air from Vancouver, BC to Puerto Vallarta or Guadalajara, Mexico. From Puerto Vallarta, it is then a 120 kilometers drive on paved Federal Highway 200, through Compostela, Nayarit. Compostela can also be reached by 214 km of paved Federal Highway from Guadalajara, Mexico. The project is situated 20 km linear due northwest of Compostela over gravel road through the villages of Las Cumbres de Huicicila and Vista del Mar to the #4 Mine portal.

Road access from Compostela to the Miravalles mine portal begins on Federal Highway 200, a paved two lane highway, north for approximately 5 kilometers to the Huicicila turnoff then approximately 8.6 kilometers by two lane gravel road to Las Cumbres de Huicicila. From Las Cumbres it is an additional 1.8 kilometers to the Miravalles Mine turnoff. From the turnoff the road becomes a narrow, switch backed one lane gravel road that winds down approximately 670 meters over a 7.9 kilometer distance. Driving time to the Miravalles mine is approximately 7 hours from Guadalajara and four hours from Puerto Vallarta (Figure 2).

4.2	Topography, Elevation and Vegetation

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Figure 3. Huicicila Property Vegetation and Topography

The Huicicila project is situated in low coastal mountains about 18 kilometers from the Ocean. It is in a shallow canyon and together with subsidiary arroyos is from 160 to 500 meters above sea level. Project elevations range from 160-180 meters along Rio Huicicila to 400-500 meters along the ridges that bound the river. Las Cumbres de Huicicila, the low pass that separates Compostela from the Project area, and the nearest town is at an elevation of approximately 950 meters.

Vegetation is typical of southern coastal Mexico, covered by tropical forest with trees reaching heights of 20-30 meters mixed with grasses, spiny shrubs and brush. In the rainy season, vegetation grows rapidly, blocking roads and making access extremely difficult. During the dry season brush, shrubs, and grass dry up and lose their leaves increasing visibility and accessibility throughout the wooded project area (Figure 3).

4.3	Climate

The Huicicila Project lies in a rain shadow and is situated in a hot, humid coastal tropical rainforest. Throughout Mexico monsoon conditions exist in the summer months. At Huicicila, the rains began in June or July and finish in October or November. August and September have intense rains that wash out access roads and make river crossings difficult. Project work in the wet season is normally expensive and difficult to maintain.

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Dry conditions are experienced from March to May during which time smaller streams and creeks dry up. However, Rio Huicicila is a small first order river that bisects the property and maintains a substantial flow all year round. In the dry season, project work requires construction of water lines and pumping to maintain activities such as drilling.

4.4	Infrastructure

Las Cumbres de Huicicila with a population of approximately 1000 inhabitants is situated 10 kilometers by road from Huicicila Adit #4 portal and is the closest source of labor and supply (Figure 2). Approximately 5-10 people live in the immediate vicinity of the mine. The nearest power lines are approximately 3 kilometers from the mine portal.

5.0	PROPERTY HISTORY, PRIOR OWNERSHIP, AND PAST WORK

Old workings, arrastres, and roasters indicate the Huicicila property has a long history that predates existing written records. The first recorded production was by the Manchaca family of city of Tepic approximately 140-150 years ago. The family produced approximately $400,000 pesos of gold and silver believed to be from the Huichapa shaft (Clendenin, 1926).

The next known operators were the Partridges, an American family, who worked the mines sporadically for years, finally promoting them in the early 1900’s to J.P. Cann of San Francisco. From at least 1926 to about 1936 American Smelting and Refining Company leased the property from Cann, advanced the #3 level, and drove the #4 level to further develop known ore shoots.

From this development work, ASARCO’s mining department estimated a proven and probable tonnage of 45,274 metric tonnes of 31.2 g/ton Au, 401 g/ton Ag, and 3.4% lead. Also significant sphalerite mineralization was reported in the reserve report (Clendenin, 1926) and can be seen in drill core and on mine dumps; however there was no mention of zinc in the ore reserve estimate. There are no production records from ASARCO’s ten-year tenure in the district and it is not clear whether this mineralization was extracted or remains in place.

ASARCO left the area because of several bandit assaults and assassinations during 1936 (Farias, 2006). However, the company maintained the claims until 1968 when a change in the Mexican mining law forced all foreign companies to abandon their claims or reorganize under new legal requirements.

In 1976, the Huicicila area was staked by Minera El Pilon, which kept the claims for approximately 20 years until the property was obtained by Grupo Anfaza S. A. de C. V. the present owner. In 2003, Ramon Farias began exploring the property to evaluate the old ASARCO mineralization still believed to be intact. Grupo Anfaza S. A. de C. V. is a

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Mexican mining company established in 1996 as a consulting and exploration company under the ownership of its President Ramon Farias.

In 2002, Luismin rehabilitated the #4 level (Miravalles level) to approximately the west end of the Huichapa #1 ore shoot. Luismin finished their work in November 2004 (Figure 4). The area was timbered, however, after several months the level again caved. The #4 level is currently inaccessible beyond the first hundred meters or so.

In 2005 and 2006, ANFAZA, working through a FIDEICOMISO Credit Loan for exploration work, Licitacion Publica Nacional No. 102 10001 003 05, engaged in a drilling campaign to identify and verify the existence of ore blocks identified by ASARCO before1936. The company planned six holes to evaluate these ore shoots. Servicio Geológico Mexicano, a Mexican government agency (formerly Consejo de Recursos Minerales) supervised the project. Pergeo S.A. de C.V., a small Mexican contractor was engaged to drill the six planned holes (Figure 5). SGM logged core, stored core, split core samples. The results of this campaign are described in the Section 10 - Drilling.

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courtesy of R. Farias)

Figure 4. Luismin Rehabilitation of the #4 Adit Miravalles Mine (Photographs

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Figure 5. Pergeo Drill Crew and Longyear 38 drilling DDH - 3

Figure 6. S. Bajic, President Pan American Gold, and R. Farias, President Grupo ANFAZA Examining DDH-3 Drill Core

6.0	GEOLOGICAL SETTING

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The Huicicila project is situated between the Sierra Madre Occidental to the east and Pacific Coastal plain to the west on the north edge and western end of the Transmexican volcanic belt. The property area is north of the Jalisco tectonic block and granite rocks of the Sierra Madre del Sur.

6.1	Volcanic and Sedimentary Rocks

The Volcanic sedimentary stratigraphic section in Nayarit (Figures 7 & 8) is young and overlies a Jurassic and Cretaceous folded and metamorphosed basement complex of andesite lavas, tuffs, sandstones, and lutites topped with silty limestone. Basement rocks are foliated and metamorphosed to phyllite and schist.

At the base of the volcanic sedimentary section are both lower and upper volcanic series rocks that comprise the Mexican volcanic plateau in Sinaloa Chihuahua, and Durango. The sequence in Nayarit is in the range of hundreds to thousands-of-meters thick, much diminished from the tens-of-thousands of meters found further north.

Rhyolite ash fall, welded ash flows, sand flows, and ignimbritic tuffs compose the Lower and Upper Volcanic Series volcanic package. Their probable source is one of several massive calderas that are found across the State of Nayarit. Of these the Nayar Caldera southwest of Huajicori is the largest and best known. Mexican Plateau volcanism is dated from 100 to 45 ma for the lower and intermediate series. The major volume of volcanism is confined to a time interval between 37 to 27 m.a.

Pliocene to Holocene volcanic rocks basalts, andesites, rhyolites, rhyolitic tuffs and pumice together with west northwest and north-northwest graben and horst blocks and antithetic blocks coincide both with the formation of the Transmexican volcanic belt and the opening of the California Gulf which separated from the west coast of Mexico during this time interval. The property is located at the structural intersection of the Tepic-Chapala Graben with faults of the Rosario Viejo trend (Figure 4).

6.2	Intrusive Igneous Rocks

The oldest intrusions in the area are granites and granodiorites similar to those found in the Jalisco tectonic block to the south. SGM maps intrusions found in the Huicicila area as Cretaceous diorite and granite of this type as the host rock of the Miravalles vein. Younger intrusions related to Mexican volcanic Plateau volcanism are porphyryitic granodiorite, diorite, gabbros, andesites, and rhyolites with ages from 55 to 52 ma but as young as 13 – 15 m.a.

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TEPIC
MECATÁN
C. LA CAMPANILLA
C. LA YERBA
LA PALMA
ATICAMA
ALCOCOTÁN
C. EL CAMPANILLO
VOLCÁN SAN JUAN
SAN CAYETANO
PANTANAL
JALISCO
EL CORA
EL LLANO
SANTA CRUZ
C. COLORÍN
EL ESPINO
EMILIANO ZAPATA
LAS CANTERAS
MIRAVALLES
OTATES Y CANTARRANAS
LA PALMA DE ORO
IXTAPAN DE LA CONCEPCIÓN
C. EL PALMOSO
ZACUALPÁN
VOLCÁN LA TIGRA
PASO DE LAS PALMAS
LAS VARAS
C. BUENAVISTA
EL EMBOCADERO
C. GRANDE
MAZATÁN
BLOQUE JALISCO
EL CAPOMO
PUERTA DE LA LIMA
ALTAVISTA

Figure 7. Geologic Map of Compostela-Tepic Area, Nayarit (SGM F13-8 Sheet)

Of significance to exploration as a guide to ore is a dark gray, aphanitic, trachytic textured porphyry dike composed of from 45-60% medium- to coarse-grained plagioclase phenocrysts, which is associated with the Huichapa vein for at least 800

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meters. Early workers in the district (Clendenin, 1926) state that the dike ”is nowhere over 10 meters wide ... with a total length of about 1500 meters”. Clendenin refers to the dike as a diabase and states that the vein followed the dike but also crosscut it serving as a structural guide for the emplacement of the Huichapa vein and as a prominent guide to ore in surface outcrops.

6.3	Alteration

Regionally, the most prominent alteration is intense kaolinitization that covers a 3 x 10 kilometer area from Highway 200 north of Compostela west along the Las Cumbres road. The alteration hosts very few prospect pits and appears to be very young. It is probably associated with very young Trans Mexican volcanic belt cinder cones and lava flows and that extend east west through the same area (Figure 8).

Figure 8. Intense Regional Kaolinization along the Compostela-Las Cumbres Road

On the property in proximity to the veins, alteration is subtle and restricted to mild sericite-clay alteration close to the veins. Andesites that occur near the veins are dusted with weak chlorite that alters biotite phenocrysts and in the matrix. No thin section work has been done to establish alteration association with intrusions or mineralization.

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Figure 9. Summary Map of Nayarit Structural Geology (from SGM; Nayarit Monograph)

Two other very different types of alteration are found in outcrops on the property; in the San Diego area and at Cerro Colorado.

At the San Diego area, outcrops in and along the west bank of the Huicicila River are intensely silicified with encapsulated pyrite and jarosite boxworks occupying 0.1% - 0.5% of the altered rock.

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The second altered area consists of silicified and leached boulders of breccia that cap Cerro Colorado one kilometer west of the Huicicila River. The breccia is porous, leached, sericitzed and is laced by later dark gray silica breccia seams and dikes.

6.4	Structure

The Huicicila property is situated at the structural intersection of the east-west Tepic-Chapala Graben with north-northwest normal and strike slip faults that parallel those of the Gulf of California-San Andreas system (Figure 9). Structure in the area is generally brittle deformation consisting of normal faults and fracture zones.

Faults and fracture zones on the property consist of the west-northwest breaks that host the Huichapa vein and parallel structures. These are situated within the Tepic-Chapala graben and have the same strike. Only the Constancia vein and the Paola mineralization appear to be northeast in strike.

The Miravalles West adit is located 400 meters north of the Miravalles mine portal. Its open workings may represent a vein that has been stoped to surface. The workings are not on strike with the Huichapa vein, however, they do parallel the main vein and may represent a second parallel structure in the hanging wall of the Huichapa vein or a faulted off extension of the Huichapa vein itself (Plan I). If the latter hypothesis is correct, the Huicicila River may follow a fault that produced a right lateral offset in the Huichapa vein. This supports the hypothesis that the Miravalles West vein represents a continuation of the main Miravalles vein.

The San Diego outcrops are located 400 meters south of the Miravalles West adit on the west bank of the Huicicila River and are broken by strong north-south fractures trending N 10-18 o E that dip 70-82 o NW. The fractures parallel the Huicicila River. The fractures trend north passing between Miravalles portal and Miravalles west workings and suggest that a structure, possibly a fault, may control the location of the river. This lends support to the hypothesis that the Huichapa vein is faulted off, exhibiting a right lateral offset (Plate 1). If so San Diego may have the same sense of right lateral displacement that the main Miravalles vein exhibits and therefore an additional faulted off segment of this target may exist 400 meters south of San Diego on the opposite side of the Huicicila River.

7.0	MINERAL DEPOSIT TYPES

Past workers interpreted Huicicila mineralization to be epithermal, similar to vein deposits associated with the Nayar Caldera north of Tepic or volcanic graben controlled systems found throughout Nayarit State associated with the Tepic-Lake Chapala graben.

These epithermal systems include:

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1.	Estrella-Orion-Magnifico silicified breccia zones and mineralized quartz veins mineralization now being explored by Nayarit Gold
2.	The Nueva Galicia vein acquired by Premium exploration Inc.
3.	El Oro and Las Cucharachas properties of Mcmillian Gold
4.	El Tule vein system of Nevada Pacific Gold Ltd.
5.	The Florida low sulfide epithermal vein system of Rochester Resources
6.	The Nuevo Milenio quartz veining, stockwork, and silica flooding associated with intense epithermal alteration held by Cream Minerals Ltd.

Other possible models for Huicicila include the El Oro and Tlalpujahua district and Nukay Guererro. The El Oro-Tlalpujahua gold district is situated in the Trans Mexican volcanic belt and characterized by Massive mesothermal gold quartz veins. It is an old district and estimates of production are variable ranging from 8 - 15 million ounces of gold. Mesothermal vein systems form over greater depths and exhibit wider, longer, and deeper vein continuation without the abrupt bottoms that the smaller epithermal deposits exhibit. If Huicicila is this type of district then the ore potential is significantly ehanced.

At Huicicila, based on the style of vein-hosted mineralization and the alteration assemblage observed, several distinct differences emerge between low sulfidation epithermal precious metal systems and the Huicicila vein system. Most notably the Huichapa vein is a massive coarse grained polymineralic and polymetallic bull quartz vein suggestive of a mesothermal vein rather than the symmetric banding, coxcomb and colloform textures, and open spaces common to epithermal veins.

A second type of system with similarities to Huicicila is Nukay, Guererro. Nukay is a skarn replacement system associated with a string of monzonite to syenite intrusions located near Iguala, Guererro. Massive magnetite-martite-hematite bodies replace wall rock siltstones and carbonate units, which in turn are cut by pyrite-pyrrhotite-gold veinlets and disseminated sulfide mineralization. Both exoskarn and endoskarn deposits are found in the district. The deposits are both massive high grade replacement bodies in the sediments and low grade, bulk tonnage disseminated sulfide bodies in the intrusives. Size estimates range from 4 - 10 million ounces for the district.

Huicicila is also hosted in intrusive rocks and sedimentary formations found low in the stratigraphy of Nayarit state, rather than shallow volcanic rocks, suggestive of a deeper level of formation. Feldspar-rich, quartz poor, biotite-rich equigranular igneous rock, possibly syenitic in composition, crops out on the property and suggests a more alkalic affinity for Huicicila igneous rocks. Copper stained, hornfelsed and garnetized andesite is also observed in stream gravels from river and creek drainages that host the Huichapa vein. Skarn alteration suggests the Huicicila quartz veins may be only one part of a larger mineralized system on the Huicicila property.

Observations to date are permissive for a mesothermal origin for the Huicicila veins. This may be significant because mesothermal veins are often more continuous both

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along strike and in depth than epithermal systems. However, it is too early to draw sweeping conclusions about the origin of the Huicicila mineralizing system. Much more geologic work will be necessary to determine a geologic model and evaluate the district's potential.

8.0	MINERALIZATION
8.1	Huichapa Vein

The strongest mineralization known to date on the property is that of the main Huichapa vein. It crops out along 1500 meters of strike and forms at least two ore shoots reported to be over 2 meters wide. Thomas Clendenin, a Harvard geologist working for ASARCO in 1926, was present when the Huichapa #3 and #4 adits were open and the adit walls were fresh. He observed the following about vein mineralization (Clendenin, 1926):

1.	There are three types of mineralization that define the Huichapa vein

2.	The first type is massive bull quartz with “values of gold and silver” and no visible sulfides.

3.	The second type is quartz-chalcopyrite- pyrite- arsenopyrite with “good values of gold and silver" locally as massive sulfide bands in the vein.

4.

The third type occurs where the massive quartz-chalcopyrite-pyrite-arsenopyrite mineralization and bull quartz veins are broken and brecciated. In these instances massive galena and sphalerite with “very strong” gold, silver values form a matrix that encloses quartz and massive pyrite, chalcopyrite, arsenopyrite breccia fragments. This he reports as the highest-grade gold mineralization.

5.	The vein is hosted along a North 60 West trending structure that cuts diorite and follows closely a “diabase” (dark aphanitic trachytic porphyry dike) that occupies the same structure.

6.

ASARCO’s Mining Department calculated a mining reserve on the vein 45,274 metric tonnes of 31.2 g/ton Au, 401 g/ton Ag, 3.4% lead, 0.66% Cu based on mineralization developed in the #3 and #4 adits (Jenny, 1926).

Huichapa Zone targets include the vein in the Coronillas and the Huichapa West areas located 400 meters southeast and 200 meters northwest respectively. Peripheral and parallel veins showing similar quartz-sulfide vein mineralization include San Francisco, Republica, La Constancia, Trinidad, and Dos Estrellas prospects (Plate I).

The following are assay returns from samples collected of the vein targets on the property (See Table 4 and Appendix IV):

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Table 4. Assays of Samples collected of Vein Targets at Huicicila.

Sample #	Description	Sample type	Thickness	Au ppm	Au ppm	Ag ppm	Ag ppm	Cu ppm	Cu %	Pb ppm	Pb %	Zn ppm
50964	Tres Estrellas Vein	Chip channel	10 cm	>10.0	43.1	>100	155	1420		>10000	1.13	8080
50965	Constancia Dump	Grab	2x4 m area	1.69		12.7		58		804		395
50966	Constancia Dump	Grab	2x4 m area	8.07		>100	202	>10000	1.45	82		38
50967	La Republica vein	Chip channel	45 cm	3.24		10.9		29		57		57
50968	Huichapa vein otc	Chip Channel	1.2 m	5.37		8.6		214		3700		37
50969	“New” Vein	Chip Channel	15 cm	8.86		20.8		148		1305		152
51980	Bio hnfls #4 adit	Panel	1x2 m	0.008		0.4		110		20		83
51981	Coronillas Vein	Chip Channel	16 cm	0.577		46.9		40		1005		34
51982	Coronillas float	Grab	8 cm vn frags	2.03		6.5		9		289		32

Figure 10. Sampling of the Huichapa Vein in Outcrop (Courtesy R. Farias).

The lone exposure of the vein crops out near the Huichapa Shaft (Figure 10). The author's sample of the vein was 1.2 meters wide consisting of bull quartz with fine dark sulfides and limonite casts. The sample assayed 5.37 g/t Au, 8.6 g/t Ag, 214 ppm Cu, 3700 ppm lead and 37 ppm Zn (Table 4).

The Huichapa Vein was also observed in ANFAZA drill holes 1 and 3. Authors Hiner and Schmidt observed bull quartz, pyrrhotite, tetrahedrite, pyrite, galena, sphalerite, chalcopyrite and molybdenite in intercepts believed to be Huichapa vein material. Within the vein, core also showed crushed sulfide, sericite-kaolinite seams, and fault gouge that separate vein material and represents “post mineral” fault slips following the vein structure. This agrees with Clendenin's observations that Type I and II quartz veins are commonly brecciated and filled with Type III mineralization.

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Other vein outcrops have been exposed in the following workings: Coronillas, San Francisco, Huichapa west, Republica, “New”, La Constancia, Trinidad, and Dos Estrellas veins. They are shown on Plan 1 and 2 and described in the table above.

8.2	Coronillas (Huichapa) Vein

Figure 11. Coronillas Vein in Outcrop near Coronillas Crosscut

The Coronillas crosscut and drifts are located 900 meters southeast of the Miravalles #4 portal along the Huichapa vein. The crosscut was advanced approximately 61 meters and encountered “diabase dike” before cutting the Coronillas vein near the end of the adit. Seventy meters of drift was driven along the Coronillas vein and dike. The Coronillas vein is believed to be the extension of the Huichapa vein because of its position along strike from the main vein and the presence of the diabase dike, which also accompanies the Huichapa vein (Clendenin, 1926).

On surface the vein and “diabase” dike strike N60 o W and dip 65 o NE. At this outcrop “Diabase” dike is a trachytic textured, aphanitic porphyry dike, 5-10 meters thick. The Huichapa vein parallels the dike on the hanging wall contact as a silicified and quartz veined zone 10 cm wide. Limonite casts after pyrite and possible argentite are encapsulated in quartz vein material.

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8.3	San Francisco Vein

Figure 12. Buried Portal of San Francisco Crosscut

The San Francisco vein is a Type II vein of quartz-arsenopyrite-chalcopyrite-pyrite showing “good values in gold and silver" (Clendenin, 1926). The vein is reported to be one meter wide at its greatest width and one to two centimeters wide for much of its length. No “diabase” dike is seen paralleling the vein and the wall rock throughout is granite.

The San Francisco workings are now represented only by the back of the portal that is filled by arroyo gravels and an overgrown dump near the sight of the main portal. Clendenin (1926) reports that “the vein received considerable development probably because the ore was easier to treat. Several levels have been opened and considerable stoping done.”

In addition to Huichapa and associated vein targets, two additional showings of very different mineralization are present at the San Diego and Paola areas. These are characterized by silica flooding and disseminated mineralization respectively and represent the potential for bulk tonnage-low grade mineralization.

8.4	San Diego Showing

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At San Diego silica flooding and quartz veinlets obscure wall rock texture in four outcrops that protrude through soil and elluvium over a 20 x 30 meters area. The San Diego showing is located approximately 700 meters southwest of the Huicicila #4 Level Portal on the west bank of Rio Huicicila.

In hand specimen, the altered, oxidized, and crusty rock appears brecciated. The breccia consists of golf ball-sized, rounded granite clasts in a dark gray, amorphous silica matrix. The Matrix bears 8-10% fine grained, limonite casts and medium grained boxwork after pyrite. Massicot paint coats fractures and fills voids.

Assay returns from three samples (see Appendix IV) collected from these boulders are:

Table 5. Assays of Samples collected San Diego Area Outcrops.

Sample#	Description	Length x width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm
51983	San Diego quartz flooded outcrop	2x3 m grab	0.06	7.9	14	1995	150
51984	San Diego quartz flooded outcrop	4x2m chip panel	0.041	16.5	34	2700	2590
51985	San Diego quartz flooded outcrop	2.5x4m chip panel	0.08	8.4	98	1750	2970

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Figure 13. Photos of the San Diego Altered and Mineralized Outcrops

8.5	Paola Showing

Also west of the Huicicila River, situated 1.4 kilometers southwest of the Miravalles mine's #4 portal, is a series of breccia boulders that crop out in a northerly alignment along a north-south trending ridge that defines Cerro Colorado. The boulders were followed north from Paola for approximately 200 meters to a water well and coffee mill (Plan 1).

In February 2007 a bulldozer cleared an area along strike between the breccia outcrops and the coffee mill, which exposed bleached, altered, and silicified breccia that hosts quartz veinlets and limonite boxworks. The zone is approximately 20 meters wide and 35 meters long, and is elongated in a northerly trend. Much of the area was covered by sun-dried coffee, thus making detailed additional observation difficult.

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Figure 24. Paola Mineralized Breccia in Outcrop

The mineralized boulders are composed of gray, aphanitic, crusty rock that exhibits ghosts of breccia fragments through pervasive silicification of the original rock texture. Three to 10% open spaces as crusty vugs contribute to the rock’s porous, crusty texture. Locally limonite boxworks fill the open spaces suggesting the rock originally contained several percent pyrite. Cross cutting the rock are 3-10 centimeter wide gray glassy quartz breccia veinlets.

Assay returns from four samples (see Appendix IV) collected from these boulders are:

Table 6. Assays of Samples collected at Paola Area Outcrops.

Sample#	Description	Length x width	Au ppm	Ag ppm	Cu ppm	Pb ppm	Zn ppm
51987	Paola silic, vein Br	3x5m panel	0.334	18	18	1270	17
51988	Paola silic, vein Br	1x4m panel	0.149	48.1	55	8800	58
51989	Paola silic, vein Br	1x4m panel	0.007	6.6	14	798	14
51990	Paola silic, vein Br	1x2m grab	0.019	1.9	19	421	930

9.0	EXPLORATION

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9.1	Summary of Work

Spanish explorers and early prospectors conducted the initial exploration of Huicicila, which culminated in the opening of the Huichapa shaft some 150 years ago. The shaft was sunk directly on the vein and produced about “$400,000 pesos” of gold and silver from the top 40-50 meters of the vein along approximately 70 meters of strike

Several private American mine operators controlled the property from the early 1900’s to 1926. These operations were small scale but resulted in driving the #3 level of the Miravalles mine approximately 300 meters on the Huichapa vein and development at the Coronillas and San Francisco prospects. A “long” cross cut opened the San Francisco vein and the vein was stoped “for several levels” (Clendenin, 1926).

ASARCO Exploration 1926-1935

ASARCO optioned the property in 1926 and continued development by advancing the #3 Level and driving the #4 Level of the Miravalles Mine a total of about 800 meters. The result of this development was a proven, probable, and possible now historic reserve of 45,274 metric tonnes of 31.2 g/ton Au, 401 g/ton Ag, 3.4% lead, 0.66% Cu (Clendenin, 1926).

ASARCO did other development at both the Coronillas and San Francisco mines until 1935 when they abandoned the property because of frequent robberies and bandit activity that plagued the operation. The company maintained their claims until 1968 when a change in the Mexican mining law forced them to reorganize control or drop the property (Farias, 2006).

Luismin SA de CV

Luismin optioned the property from 2000 to 2002 and rehabilitated the #4 level of the Miravalles mine to determine if the ore reserves remained intact. Rehabilitation reportedly advanced to the west end of the #1 ore shoot where the adit passed out of the footwall and cut the vein. Here advance encountered heavy ground previously described by Jenny (1926) as follows:

“Work was done in the footwall [of the vein] due to heavy ground near the fault”

“The mining problem at Huicicila would be a difficult one on account of the character of the walls. They are not uniform and where one method would work in one place it would not in another”.

At this point Luismin stopped work. Farias believes from his observations of the vein that at least the #1 ore shoot remains in place (Farias, 2006).

Ramon Farias/Servicio Geológico Mexicano (SGM)

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As a result of encouraging observations made during Luismin rehabilitation work Ramon Farias planned and continued exploration of the Huichapa vein using his company, Grupo Anfaza S. A. de C. V. In 2004 and 2005, ANFAZA, working through a FIDEICOMISO Credit Loan for exploration work, Licitacion Publica Nacional No. 102 10001 003 05, engaged in a drilling campaign to identify and verify the existence of ore blocks identified by ASARCO and previous operators pre-1936.

Servicio Geológico Mexicano (“SGM”), a Mexican government agency (formerly Consejo de Recursos Minerales) contracted Pergeo S.A. de C.V., a small Mexican drilling contractor, to drill five holes to explore for these ore shoots. SGM logged core, stored core, split core samples, and supervised the project. ANFAZA drilled 603.8 meters of core in five holes that targeted the Huichapa and Republica veins and conducted prospecting that identified new mineralized areas at San Diego and Paola.

9.2	Rock Sampling

Samples results discussed in this report are tabulated and described in Tables 4, 5, and 6. All samples collected by the author Schmidt were assayed by ALS Chemex and are included in this report (Appendix IV).

9.3	Opinion of Exploration to Date

Exploration activities conducted on the Huicicila property to date have been conducted in a manner consistent with the technology available during the years when the work was done and in consideration of the finances and methodology available to do the work.

The methodology used by individual developers and exploration companies consists of:

•	Researching previous work and location of mineral occurrences and old workings.
•	Location and digging out of vein exposures in outcrop, in prospects and in underground workings to verify work done and the tenor of mineralization
•

Opening of abandoned prospect pits, drifts, and crosscuts to reexamine known mineral occurrences. Most recently reopening of the number #4 portal of the Miravalles mine in an attempt to access the #1 and #2 ore shoots on the Huichapa vein in 2002.

•	Surface drilling to determine if the #1 and #2 ore shoots remain in tact.

Exploration methodology not used to date and work yet to be done consists of:

•	Use of adequate drilling technology to intercept and explore Huichapa vein mineralization in and beneath the #1 and #2 ore shoots.

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•	Completion of detailed geological mapping over mineralized areas and underground to provide a geologic database for rocks, mineralization, alteration and structural controls.
•	Application of geologic database for the discovery and evaluation of known targets, identification of obvious targets, and creation of a geologic model to evaluate district potential.
•	Exploration of known mineralized extensions and new targets using soil and rock sampling and/or geophysical surveys to discover and evaluate new exploration targets.
•

Documentation and compilation of new data in plan and section with appropriate alteration-mineralization, geochemical and geophysical overlays. Work includes adequate marking of sample sites in the field, making detailed geological descriptions of each sample, and documenting sample type and interval.

Exploration practices deficient relative to generally accepted exploration methods in the following areas:

•	Drilling of Drill Hole 3 vertically into a 60-70° dipping vein.
•	Spudding Drill Holes 1,2,4, and 6 at acute angles to the strike of the vein.

Exploration practices on which the authors are unable to comment:

•	Core handling and sampling controls from the drill to the laboratory,
•	Procedures and controls on sample preparation and shipment
•	Quality and accuracy of SGM laboratory with respect to sample preparation, cleanliness, and assaying procedures.

9.4	Statement Related to Work Conducted

Exploration to date on the Huicicila vein consists of early drifting and development, reopening of workings by Luismin, drilling by Servicio Geológico Mexicano (SGM) with the property owner Ramon Farias. The work has focused on ASARCO's historic reserves to verify the existence of mineralization described in old reports and not on an examination of district potential.

Luismin approached exploration by attempting to verify historic vein mineralization by reopening the old Miravalles mine workings. It is not clear from descriptions of the Luismin work if the company was successful in reaching vein mineralization.

SGM/Farias drilled three holes from surface to intersect the historic reserve blocks.

DDH -1 was a shallow angle hole approximately 74 meters deep that intersected quartz stringers in the hanging wall of the vein but was lost in old mine workings near the Huichapa shaft. DDH -2 advanced 176.9 meters but failed to reach the vein. DDH - 3 was drilled 201.9 meters vertically into the 60-70° dipping Huichapa vein and is reported to have advanced through vein material from 173 meters. Because of the acute core

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angle with the vein it is probable that the vein was drilled down the dip of the vein. The hole bottomed in vein at 201.9 meters in the Huichapa vein.

Farias/SGM drilled two of their five holes into the Republica vein. DDH -4 advanced approximately 59 meters and encountered the Republica vein. DDH -6 advanced 92.25 meters through the Republica vein and associated splits.

Drilling results discussed above are from personal observations of the authors Hiner and Schmidt, conversations with Ramon Farias, and preliminary data released by SGM to Ramon Farias. At this time no formal report on the Huicicila drilling has been released with the final results of the program by SGM.

9.5	Data Reliability

The author Schmidt visited the property on three occasions and observed project supervision, handling of drill core, and made comparisons between drill core in the core boxes with SGM drill logs. From those limited observations, project work was being carried out in a professional manner. The author Hiner visited the property once and confirmed Schmidt’s observations.

The authors have no basis to verify any of the work done by previous operators or explorers as the workings are inaccessible and resampling of existing mineralization is not possible.

SGM drilling intersected the Huichapa vein. However, it probably did not pierce the vein to produce a drill intercept with a true thickness. Therefore the vein has yet to have any conclusive drill test of its target potential. At this point much of the basic geologic work on this project remains to be done.

10.0	DRILLING

Preliminary results were received October 4, 2006 from 603.8 meters of diamond drilling in five holes drilled on the Huicicila property during 2006. The work was initiated prior to Pan American's involvement by Grupo ANFAZA SA de CV, the property owner, and financed through a FIDEICOMISO Mexican government Credit Loan. Servicio Geológico Mexicano (SGM), a Mexican government agency (formerly Consejo de Recursos Minerales) supervised the project and provided exploration support services.

ANFAZA planned the drilling program to verify the existence of the historic ore reserves developed on the Huichapa vein by American Smelting And Refining Company. ANFAZA drilled three holes, DDH-1, 2, and 3 to explore for ore shoots developed by ASARCO and two additional holes, DDH-4 and 6 to test a new vein encountered this year during road building across the adjoining La Republica vein zone. Prior to ANFAZA's work the mineral targets on the property had never been drilled.

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Drill holes advanced during 2006 are as follows:

Table 7. Location, length and orientation of Huicicila Diamond Drill Holes.

Drill Hole	Target	UTM Easting	UTM Northing	Orientation	Inclination	Depth (m)
DDH 1	Huichapa Vein	495,073	2,357,966	S80W	-70	73.95
DDH 2	Huichapa Vein	495,149	2,357,899	Vertical		176.9
DDH 3	Huichapa Vein	495,037	2,358,009	Vertical		201.9
DDH 4	Republica Vein	494,773	2,357,820	S18W	-50	58.8
DDH 6	Republica Vein	494,773	2,357,820	N70W	-60	92.25
TOTAL						603.8

The vein orientation was estimated from the position of the vein on two levels in the Miravalles mine and a strike and dip calculated from descriptive geometry. The core angle shown below for each hole is the angle between the vein and drill hole. Core recovery for mineralized intervals is generally poor as shown in the following tables (Table 8 and 9).

Drill hole logs, completed and logged by Ing Carlos Bon Aguilar of SGM, show DDH-1 encountered the Huichapa vein, but was lost at 73.95 meters in Huichapa mine workings. The Manchaca family of Tepic sank the shaft approximately 140-150 years ago and mined to a depth of 70 meters below the surface (Clendenin, 1926).

From 53.58 to 65.85 meters DDH-1 advanced through fractured and broken, bleached and hairline quartz veined andesite. From 65.85 meters to 65.95 meters the hole penetrated quartz vein, quartz vein breccia, mylonitized, crushed sulfides and rock fragments. Chalcopyrite and pyrite were observed in the core (Appendix VII). Both zones are believed to be stringers in the hanging wall of the Huichapa Vein.

From 53.58 to 63.2 meters DDH-1 encountered a true thickness of approximately 5.5 meters showing anomalous gold values (7-166 ppb Au) and from 63.2 to 69.95 meters a second 3.9 meter wide anomalous zone (18-266 ppb Au). The intercepts adjoin what are believed to be old Huichapa mine workings driven on the vein.

DDH-2 was drilled through wall rock faults, fractures, and silicification 176.9 meters and bottomed in the hanging wall of the vein without reaching the Huichapa vein.

DDH-3 advanced to a depth of over 201.9 meters. Preliminary drill hole logs indicate the hole advanced through a significant thickness of aphanite porphyry dike (The "diabase dike" of Clendenin) similar to the dike reported underground with the Huichapa vein. DDH-3 did not pierce the entire vein; rather it intersected the Huichapa vein at 173 meters and remained in vein to the bottom of the hole.

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Using the vein orientation calculated by the position of the vein in the Miravalles mine and the orientation of the hole, the core angle is estimated at 20-30° for DDH-3. Core recovery for this interval is poor, ranging from 27% to 100%. From sludge observed in the circulation ditch and the few broken intervals in core boxes considerable crushed sulfide is present in faulted, fractured, and brecciated zones in and surrounding the main vein. Core recovery for this interval averaged 77% and much of the sludge was lost.

Although it did not cut the entire vein, DDH-3 shows the strongest results of any hole with approximately 2.1 meters true thickness of 27.1 g/t Au In addition, DDH -3 encountered 0.4 meters true width of 4.6 g/t Au from 173-174.1 meters and 0.9 meters true width of 5.8 g/t Au (Table 9 and Appendix VII and VIII).

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Table 8. DDH 3 Mineralized Intercepts, Preliminary Drill Results (ANFAZA/ S.G.M.)

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	g/t Au	g/t Au	Wt'd Ave

DDH-3	201.9	Vertical		173	174.1	1.1	27.3	20°	0.4	12.2	4.6
			TOTAL	173	174.1	1.1	27.3		0.4	12.2	4.6	4.6

				182.55	183.7	1.1	31.6	20°	0.4	12.3	4.8
				183.7	184.64	0.9	42.1		0.3	6.8	2.2
				184.65	185.95	1.3	60.0		0.4	62.3	27.7
				185.95	186.25	0.3	80.7		0.1	21.2	2.2
				186.25	187.8	1.6	80.7		0.5	20.0	10.6
				187.8	188.2	0.4	82.4		0.1	42.1	5.8
				188.1	188.6	0.5	82.4		0.2	21.7	3.7
			TOTAL	182.55	188.6	6.1	65.7		2.1		56.9	27.1

				198.6	199.2	0.6	100.0	20°	0.2	15.7	3.2
				199.2	200.3	1.1	100.0		0.4	1.3	0.5
				200.3	201.2	0.9	100.0		0.3	4.7	1.4
			TOTAL	198.6	201.2	2.6	100.0		0.9		5.2	5.8

DDH-4 and DDH-6 were drilled to intercept the Republica vein and related structures. Both encountered narrow quartz veins that probably represent the Republica vein. The holes were drilled at acute angles to the vein. Because of the lack of good strike and dip information and the lack of core angle measurements due to bad recovery, no core angle could be calculated or measured.

DDH-4 advanced 58.8 meters and encountered a 0.4 meter thick (not true width) quartz vein with pyrite and chalcopyrite from 15.35 to 15.45 meters. Using an uncorrected thickness, the hole cut 0.35 meters of 4.9 g/t Au. Core recovery is approximately 40% for the interval.

DDH-6 advanced to a depth of 92.25 meters and passed through silicified, fractured, and broken granodiorite. It encountered a 1.55 meter quartz vein with pyrite and chalcopyrite near the top of the hole from 35.10 - 36.65 meters. Using an uncorrected thickness the hole cut 0.40 meters of 4.9 g/t Au and 27 g/t Ag. Core recovery for this interval approached 94%.

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Table 9. DDH 4 & 6 Mineralized Intercepts, Preliminary Drill Results (ANFAZA/ S.G.M.)

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	g/t Au	M gm Au/tn	Wt'd Ave

DDH-4	58.8	S18°W	-50°	15.40	15.75	0.35	42.9	Unkn		4.9
			TOTAL	15.40	15.75	0.35	42.90			4.9

Hole No.	Depth	Orient.	Inclin.	From (m)	To (m)	Tk (m) App.	% Rec.	C.A.	Tk (m) true	Gm Au/tn	M gm Au/tn	Wt'd Ave

DDH-6	92.25	N 75°W	-60°	35.15	35.55	0.40	94.0	Unkn		4.9
			TOTAL	35.15	35.55	0.40	94.00			4.9

The drilling campaign was completed in June 2006. These preliminary results from the drilling program will be further reviewed once a formal report on the project has been received from GSM.

11.0	SAMPLING METHOD AND APPROACH

11.1	Rock Sample Collection

In this report rock samples collected by the authors are defined as grab samples from dump, float, or outcrop or as chip samples from veins exposed in mines and prospects. Panel samples cover surface areas (i.e. 1 x 1 meter) where disseminated mineralization is observed in a prospect face or surface outcrop.

Rock chips were placed in 7”x12” HUBCO sample bags and identified with numbered tags placed in the bag and bags numbered with indelible magic marker. The bags were double tied and packaged for shipment in double bagged feed sacks.

11.2	Drill Core Samples

A wire line system was used in drilling and core blocks were placed in the hole at the end of each run. Drill core was logged and core samples collected based on geologic contacts. Core was split using a Longyear standard core splitter. Half of the core was bagged, tagged, and labeled for shipment to the SGM laboratory. The remaining half was returned to the box for storage (Bon Aguilar, 2005).

11.3	Sample Quality

The authors Hiner and Schmidt collected rock samples personally. All gold and other metallic jewelry was removed daily and remained in the hotel. Bags were stored in a closed compartment in a waterproof backpack and arrived at the outcrop clean and dust free. A visual attempt was made to collect representative material rather than high grade. Rock chips were collected by hand and fed directly into the sample bag. Bags

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were tagged and labeled and double tied. Samples were transferred daily from the vehicle to the hotel room and bagged immediately for shipment.

Core samples were drilled collected, transported, and analyzed by GSM under the auspices of ANFAZA. The Qualified Persons had no objection to the work observed while visiting the project but cannot confirm quality control measures used by ANFAZA or SGM for sampling, transporting, or the assaying of drill core based on two short visits. Core samples were transported to the "Centro Experimental Chihuahua Laboratory of Servicio Geológico Mexicano " for analysis. Although the authors are not familiar with the laboratory, the Servicio Geológico Mexico website reports the "Centro Experimental Chihuahua Laboratory of Servicio Geológico Mexicano” is certified under international standards of quality ISO-9002.

12.0	SAMPLE PREPARATION, ANALYSES AND SECURITY

The authors Hiner and Schmidt were the only persons to handle fresh or bagged rock samples throughout the collection process. Samples were stored in the authors’ hotel rooms, transported in the authors’ vehicles, and delivered personally to the ALS Chemex Laboratory in Guadalajara Mexico or sent by courier in sealed boxes. There was no external contact with the bags, samples, or shipment until they were in the hands of assay laboratory personnel.

The assaying of rock samples was done under the standards of ALS Chemex Laboratories. As published the laboratory meets or exceeds “CAN-P-4D (ISO/IEC 17025): General Requirements for the Competence of Testing and Calibration Laboratories (ISO/IEC 17025-1999)”. The samples were run using ME-ICP41 Multi-Element (Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, S, Sb, Sc, Sr, Ti, Tl, U, V, W, Zn) Determination by Aqua Regia Digestion and ICP-AES. Lead Collection Fire Assay and Atomic Absorption Spectrometry followed up higher-grade gold silver values with Au-AA Determination.

13.0	DATA VERIFICATION

No check sampling, resampling, or twinning of drill holes has been conducted at this time. During the assay process both ALS Chemex and the GSM laboratory used their internal company standards as a check on the work as it was conducted.

DDH - 3 encountered a significant thickness of vein in the bottom quarter of the hole. However because the hole intersected the vein at an acute core angle and probably followed the vein, the hole needs to be redrilled perpendicular to the vein to obtain a complete intercept that pierces the vein and with technology that will give a higher percentage core recovery than was achieved in previous drilling.

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14.0	MINERAL PROCESSING AND METALLURGICAL TESTING

No modern metallurgical tests have been run on Huichapa mineralization.

Centro Experimental Tecamachalco Laboratory of Consejo de Recursos Minerales conducted ore microscopy and x-ray fluorescence work; which is the subject of a report written by Ing. Maria de la Luz Rivas Sanchez and Q. Angel Ruiz Ramos (2002) and the basis for a metallurgical study.

On a sample of Huichapa Vein material that assayed 28.9 g/t Au, 31 g/t Ag, 290 ppm Cu, 2.98 % As, and 3.3 % Fe. Minerals identified included chalcopyrite, sphalerite, argentite, pyrrhotite, tetrahedrite, and electrum. Graphic intergrowths, veinlets, and replacement textures suggest a paragenetic sequence of arsenopyrite-pyrite, followed by sphalerite-chalcopyrite-electrum-galena-argentite and finally chalcopyrite-tetrahedrite-tennantite-pyrrhotite. No visible gold was noted in hand specimen (Sanchez, et. al., 2002).

15.0	INTERPRETATIONS AND CONCLUSIONS

Geologic observations made by several workers over the past 70 years including the authors Hiner and Schmidt in combination with assay results of surface samples collected during the site visit and drilling results from the 2006 ANFAZA/SGM drilling campaign support the existence of five exploration targets at Huicicila. The limited amount of exploration work done on the property suggests that additional new targets may well exist beyond those already identified.

Known exploration targets can be grouped into four categories: (1) Huichapa vein zone targets and related vein mineralization discovered by ASARCO in the Miravalles mine and explored by Ramon Farias (Huichapa ore shoots and new targets), (2) Peripheral vein targets elsewhere on the property, (3) San Diego and Paola bulk tonnage, low grade gold-silver-base metal exploration targets discovered by Farias (two mineralized areas), and (4) alkalic porphyry skarn copper gold mineralization (a regional exploration target that crops out near Las Cumbres).

15.1	Huichapa Vein Targets

Unfortunately the best mineralization encountered on the property is associated with the Huichapa vein, but cannot be accessed where it is best exposed, underground in the Miravalles mine. The assays used to estimate historic ore reserves were collected by the ASARCO Company during their 1926 -1935 work on the property (Clendenin, 1926). Neither rock faces nor pulps or rejects are accessible for check sampling.

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Only three of five holes drilled in 2006 tested the Huichapa vein and of those only one, DDH-3, encountered vein mineralization. DDH-1 was lost in near-surface mine workings and did not encounter vein mineralization. DDH-3 was compromised by its orientation and poor core recovery. Interpretation of this preliminary drill hole data from the 2006 ANFAZA/SGM work is complicated by the following factors:

1.

DDH-3 was drilled vertically to intercept a 60-70° dipping vein. The best estimate is that the vein was intersected at a 20-30° core angle. The hole may have followed the vein for a considerable distance, distorting the thickness of vein encountered and grade of mineralization.

2.	The hole bottomed in the gold mineralized quartz vein believed to be the Huichapa vein, therefore the true thickness of the vein is not known.
3.

Core recovery for DDH-3 is variable and generally poor, ranging between 27.5-100.0% and averaging 65% through strongest gold mineralization. Considerable crushed sulfide is present in faults and fractures and was probably lost during drilling. The grades of mineralization are therefore probably low and cannot be determined accurately.

4.	The authors did not observe quality control measures used on the project during core handling, sampling, and shipping for any of the holes drilled.
5.	A final report on the 2006 drilling activities from Servicio Geológico Mexicano is not yet availablle.

The surface outcrop of the Huichapa vein measures 1.2 meters wide and one chip sample assayed 5.37 ppm Au, 8.3 ppm Ag, and 3700 ppm Pb. Huichapa vein mineralization may outcrop again approximately 700 meters northeast of the Huichapa shaft near the Coronillas mine workings (Plan 1). There anomalous values from one surface outcrop and the dump were encountered of 0.577-2.03 ppm Au, 6.5 - 46.9 ppm Ag, 289 - 1005 ppm Pb, and 32-34 ppm Zn.

Huichapa vein mineralization was encountered in DDH-3 where historic reserve plans indicate oreshoots are located. This is encouraging and supports the hypothesis that the historic reserves remain in place. However, the old ASARCO historic reserves cannot be reliably confirmed as intact. The strength of mineralization and the mode of occurrence, as well as the presence of other mines and prospects along the Huichapa zone suggests that potential for discovery exists on the down dip extensions of Huichapa ore shoots and for additional ore shoots along strike of the vein for over 1500 meters.

15.2	Surrounding Vein Occurrences

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Five samples were collected on other veins at Huicicila. These returned anomalous assays, the best of which is the Tres Estrellas vein that measured 10 cm wide and assayed 43.1 g/t Au, 155 g/t Ag, 1420 ppm Cu, 1.13% Pb, and 8080 ppm Zn. The remaining four samples were taken from the Constancia and Republica veins and produced anomalous values of 1.7-8.9 ppm Au, 10.9 - 202 ppm Ag, 29 -14,500 ppm Cu (1.45%), 57 - 1305 ppm Pb, and 38 - 395 ppm Zn respectively (Table 4). These results are not definitive; however, they do suggest that the potential for additional vein mineralization exists at other locations on the Huicicila property.

15.3	San Diego and Paola Low Grade Exploration Targets

In addition to the vein targets, two newly discovered bulk tonnage, low grade precious and base metal occurrences outcrop at Huicicila. At San Diego, a 20 x 30 meter outcrop area of silica flooded and quartz veined, leached, oxidized, and crusty breccia represents the first of this target type (Plate 1). This breccia target is located approximately 700 meters southwest of the Huicicila #4 Portal on the west bank of the Huicicila River.

Three samples taken at San Diego of leached and oxidized siliceous breccia are anomalous in silver, lead, and zinc assaying between 7.9-16.5 ppm silver, 1750 – 2700 ppm lead, and 150-2790 ppm zinc (Table 3). Breccia outcrops protrude through soil and colluvium that conceals the size of the mineralized area and are severely oxidized which may have leached these outcrops.

The second bulk tonnage, low grade target is also located west of the Huicicila River (Plate 1). The Paola mineralized area is situated 1.4 kilometers southwest of the Huicicila mine #4 portal on Cerro Colorado and consists of a series of rubbly breccia outcrops that strike north-south along the Cerro Colorado ridgeline for at least 200 meters.

The mineralized boulders are composed of gray, aphanitic, crusty rock that exhibits ghosts of breccia fragments through pervasive silicification. Three to 10% open vugs contribute to the rock’s porous, crusty texture. Locally limonite boxworks fill the open spaces and suggest the rock originally contained several percent sulfides. Breccia is cross cut by 3-10 centimeter wide gray glassy quartz breccia veinlets.

Four samples (see Table 4) of Paola quartz veined, breccia boulders are anomalous in silver, lead, and zinc assaying from 1.9 - 48.1 ppm Ag, 421 - 8800 ppm Pb, and 14 - 930 ppm Zn. That neither San Diego nor Paola have significant gold values is not critical at this point. Only portions of the outcropping targets have been visited and both are extremely oxidized and possibly leached. Both warrant additional exploration.

15.4	Porphyry Skarn Copper Gold Mineralization

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Biotite-rich feldspar porphyries, syenite prophyries, biotite hornfels altered outcrops, sericite seams, and garnet skarn together with patches of disseminated chalcopyrite and pyrite exist at several localities from road cuts in village of Las Cumbres west to Paola. This porphyry style of mineralization shows copper, bismuth, molybdenum, and tungsten values in vein mineralization hosted by feldspar porphyry that ranges from 58 ppm to 1.45% Cu, 229 - 542 ppm Bi, 14 - 34 ppm Mo, and 6370 ppm W at the Constancia Vein and Paola (Appendix IV).

The only sample of skarn alteration is of biotite hornfelsed andesite located 70+ meters south of the #4 portal of the Miravalles mine. It assayed .008 ppm Au, 4 ppm Ag, 110 ppm Cu, 20 ppm Pb and 83 ppm Zn. Although only weakly anomalous this sample in combination with geologic observations suggests that yet a fifth target, a porphyry skarn copper gold system, is possible at Huicicila.

Post ASARCO, all targets in the four categories described above have not been adequately explored. Reopening of the drift into the most important target, the Huichapa vein, failed to reach the #1 and #2 ore shoots. Even DDH-3, which reached the Huichapa vein, did not pierce the vein completely. Therefore, the best target on the property and the best opportunity for discovery remains intact. An exploration program to test this and other known targets at Huicicila are discussed below.

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16.0            RECOMMENDATIONS FOR EXPLORATION

Recommendations for exploration of the four exploration targets described in Section 15.0 are grouped into three exploration stages. The stages are successive, each being dependent on the results of the stage preceding. They are:

1.	Exploration drill four holes into Target I: The Huichapa vein, using ASARCO reserve plans and sections to verify the existence of the ore shoots and confirm ore in place. DECISION.
2.

District exploration and prospecting for surface indications of Target II: Additional Huichapa vein ore shoots along the vein's known1500 meter strike. Prospect and explore Target III: the Paola and San Diego occurrences. Drill 2-3 additional holes. DECISION.

3.	Reconnaissance exploration of Target IV: Porphyry copper gold skarn and peripheral vein targets, using gross-scale rock, structure, alteration and mineralization mapping and geochemistry. DECISION.

Activities in each stage are prioritized below by their relative merit.

Stage I - Huichapa Vein Drilling

1.	Explore and define ore shoots #1 and #2 on the Huichapa vein with diamond drilling where proven by the #3 and #4 adits and down dip in depth.

Stage II - District Exploration

2.

Explore and define the Huichapa vein along strike to the southeast beyond the Coronillas workings at the level of the #4 Level Miravalles mine with geologic mapping, line cutting, soil sampling, and magnetics followed by diamond drilling.

3.

Explore and define the Huichapa vein along strike north-northwest across the Huicicila River to and beyond the Miravalles West workings. Explore using geologic mapping, line cutting, soil sampling, and magnetic surveys followed by diamond drilling.

4.	Explore and define the San Diego mineralized outcrops with geologic mapping, line cutting, soil sampling, and magnetic surveys. Set up on San Diego mineralized outcrops and diamond drill.
5.

Explore and define the Paola mineralized outcrops with geologic mapping, line cutting, soil sampling, and magnetic surveys. Soil sample and trench along strike over the entirety of Cerro Colorado. Set up and drill several shallow holes in and around the Paola outcrops down dip below surface oxidation. Use initial holes to determine mineralogy of unoxidized mineralization. Offset initial holes if necessary using results of surface work.

Huicicila (Miravalles) Property, Nayarit

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April 5, 2007

Stage III - Reconnaissance Mapping and Geochemistry

6.

Reconnaissance mapping and prospecting of the Cila claim blocks. Sample streams cataloging and following up anomalous rock types, gold mineralized cobbles and boulders, and stream sediment anomalies. Map and sample source anomalies, banks, and new outcrops for new vein occurrences and disseminated copper-gold and skarn mineralization.

7.

Locate the San Francisco vein at surface. Explore using geologic mapping, line cutting, soil sampling, and magnetic surveys followed by diamond drilling. Initiate by crossing the vein with soil lines looking for lead, zinc, and gold anomalies.

Activities recommended for completion of this one year program are presented as APPENDIX V. The cost of Exploration is approximately $450,000 US. Appendix V is a Gantt chart showing activities, their distribution over time, and the cost of all activities.

Huicicila (Miravalles) Property, Nayarit

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17.0 REFERENCES CITED

Base Topographica Map F13-8 (1:250,000) published by Instituto Nacional de Estadística Geografía e Informática of Mexico.

Bon Aguilar, Ing. R. Carlos, Oral Communication, 2005 and 2006.

Cavillo, R.C., Saucedo, G.S., Noriega, L.H., and Rojas, P.M., Carta Geológico -Minera Tepic F13-8, Nayarit and Jalisco, Mexico (1:250,000), Servicio Geológico Mexicano, Secondo Edicion, Noviembre, 1998.

Clendenin, T.P., Report on Examination of Huicicila Property, State of Nayarit, Mexico, ASARCO Unpublished Company Report, February, 1926.

Farias R., History of the Huicicila Mining District, Nayarit, Mexico, ANFAZA SA de CV Unpublished Company Report, June (?), 2004.

Farias R., Oral Communication, 2005 and 2006

Farias R., Real de Huicicila, Nayarit, Preliminary Evaluation Report , ANFAZA SA de CV Unpublished Company Report, December, 2004.

Farias R., Reserves and Potential 2004, ANFAZA SA de CV Unpublished Company Report, December, 2004.

Jenny, W.L.B., Preliminary Examination, Huicicila Group of Mines, Nayarit, Mexico, ASARCO Unpublished Company Report, January, 1926.

Jenny, W.L.B., Huicicila Development Report, Nayarit, Mexico, ASARCO Unpublished Company Report, December, 1926.

Leyva, M.C., Perez, I.H., Covarrubias, A.C., and Segura, E.B., Carta Magnetica de Campo Total, Tepic F13-8, Nayarit and Jalisco, Mexico (1:250,000), Consejo de Recursos Minerales, Secondo Edicion, Deciembre, 2000.

Sanchez, Maria de la Luz Rivas and Ramos, Q. Angel Ruiz, Estudio de Caracterizacion Mineralogica Y Quimica de una Muestra Identificada Como Mineral Huicicila, Enviada por la Dirreccion General del CRM, Proyecto de la Subdireccion de Servicios Tecnicos, Consejo de Recursos Minerales Report 086, July, 2002.

Servicio Geológico Mexicano Digital data (including geochemical, drill logs, topographic and geographic information) from current project activities provided by Ramon Farias, President of ANFAZA, June, 1926.

Huicicila (Miravalles) Property, Nayarit

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April 5, 2007

Servicio Geologico Mexicano. "Productos". "Laboratorios". Online. Available. http://www.coremisgm.gob.mx/inicio.html. 24 October, 2006.

Vargas, J.C., Monografia Geológico Minera del Estado de Nayarit, Consejo de Recursos Minerales,Publication M-12e, Primero edicion, 1994

Huicicila (Miravalles) Property, Nayarit

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April 5, 2007

18.0 STATEMENT OF QUALIFICATIONS

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 48 of 86

April 5, 2007

John E. Hiner Certificate of Author
Page 2 of 2
April 5, 2007

11. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Respectfully submitted,

John E. Hiner

State of Washington
Licensed Geologist
1604
JOHN E. HINER

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 49 of 86

April 5, 2007

Eugene K. Schmidt

Mineral Exploration and Management
PO Box 1157; 6385 S Wilson Pl.; Clinton, WA 98236
Tel: (360) 461-1522 Email: Genethegeologist@yahoo.com

Certificate of Author

I, Eugene K. Schmidt do hereby certify that:

1. I am currently a Consulting Geologist employed as Vice president of Exploration and a Director of Pan American Gold Corp by:

2. I graduated with a B.Sc. degree in Geology from The University of Wisconsin, Madison Wisconsin in 1971. In addition, I have obtained a M.Sc. degree in Economic Geology from the University of Arizona, Tucson, Arizona in 1975.

3. I am a Licensed Geologist and Engineering Geologist #227 in the State of Washington a member of the National Board of State Boards of Geology (ASBOG)

4. I am a 25 year member of the Society of Economic Geologists and American Institute of Mining Engineers. I am a member of the Geological Society of Nevada.

5. I have worked as a geologist and geologic engineer for a total of thirty-three years in the metal mining industry since my graduation from The University of Wisconsin.

6. I have worked in Mexico as a Corporate Officer, Exploration Geologist, and Operations Manager.

7. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101), and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

8. I am responsible for the preparation of all sections of the technical report titled "Report On The Huicicila (Miravalles mine) Gold Property near Compostela, Nayarit, Mexico" and dated October 25, 2006 (the "Technical Report") relating to the Huicicila property. I visited the Huicicila property on four occaisions from December 12-14, 2005, June 11-16,2006, July 26, 2006, and March 27-29, 2007 a total of thirteen days.

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 50 of 86

April 5, 2007

Eugene K. Schmidt Certificate of Author
Page 2 of 2
April 5, 2007

9. I have not had prior involvement with the property that is the subject of the Technical Report.

10. I am not aware of any material fact or change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

11. I have read National Instrument 43-101 and Form 43-101F, and the Technical Report has been prepared in compliance with that instrument and form.

12. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated in Clinton, Washington, this 5th day of April, 2007.

Respectfully submitted,

Eugene K. Schmidt

State of Washington
Engineering Geologist
227
Licensed Geologist
EUGENE K. SCHMIDT

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 51 of 86

April 5, 2007

APPENDIX I. Ownership of the Huicicila Concessions Opinion by Perito Minero Ing. Manual Flores Ayala

PROCESOS ANALITICOS INFORMATICOS, S. A. DE C. V.

México, D. F., a 30 de Junio de 2006.

DE: **MANUEL FLORES AYALA.**
PARA: **EUGENE K. SCHMIDT.**

ASUNTO: **Reporte del proyecto Distrito Minero Huicicila, Municipio de Compostela, Edo. de Nayarit, México.**

En respuesta a la información que nos solicitó el pasado día 20 de junio de este año, le estoy enviando el resultado de las consultas e investigaciones que se realizaron en la Dirección General de Minas, mismas que le describo a continuación:

En total, se detectaron, en el área de Huicicila 16 lotes mineros vigentes, dentro de los cuales se encuentran los 4 lotes que ustedes están negociando con el Sr. RAMÓN FARÍAS GARCÍA, estos lotes son "Cila" T-213226, "Cila 1" T-225662, "Cila 5" T-225663 y "Cila 2" T-226845, éstos se encuentran al corriente en lo relacionado al pago de derechos sobre minería, únicamente, cabe mencionar, que los pagos correspondientes al primer semestre de 2006, la Dirección General de Minas aún no los tiene acreditados en su control interno, esto debido a las modificaciones de la Ley Minera, por lo tanto, sugiero que se le soliciten copias de dichos pagos a RAMÓN FARÍAS GARCÍA, para verificar que si realizó los pagos.

Se anexa al presente reporte, una tabla con la relación de los 16 lotes vigentes considerando los datos más sobresalientes, asimismo, también se adjunta un mapa donde se ubicaron dichos lotes, de acuerdo a la información recopilada en los expedientes consultados.

Para cualquier información adicional, estamos a sus órdenes.

ATENTAMENTE

ING. MANUEL FLORES AYALA.

PERNAMBUCO No. 792, COL. LINDAVISTA, DEL. GUSTAVO A. MADERO, C.P. 07300, MEXICO, D. F.
TEL. (01-55) 5754-8370, (01-55) 5586-8848
e-mail: procanal@prodigy.net.mx

Huicicila (Miravalles) Property, Nayarit

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April 5, 2007

APPENDIX II	Exploration Concession Titles Cila, Cila 1, Cila 2, Cila 5

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 53 of 86

April 5, 2007

APPENDIX III	Tax Payments for Concessions Cila, Cila 1, Cila 2, Cila 5

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 54 of 86

April 5, 2007

5

BANCO NACIONAL DE MEXICO, S.A.
A 18 DE JULIO DE 2006
RECIBIMOS PARA PAGO O DEPOSITO
EL IMPORTE DE: $6,444.00
POR CONCEPTO DE:
PAGO DE IMPUESTOS RESPECTIVOS
R.F.C.: FAGR410123Q35
FORMULARIO: 5

SAT
Servicio de Administración Tributaria

DECLARACIÓN GENERAL DE PAGO DE DERECHOS

SP1A004 451

FAGR410123Q35 — REGISTRO FEDERAL DE CONTRIBUYENTES — 15 ALR

FAGR410123HHGRRM08 — CLAVE ÚNICA DE REGISTRO DE POBLACIÓN

30962

ANTES DE INICIAR EL LLENADO, LEA LAS INSTRUCCIONES (cantidades sin centavos, alineadas a la derecha, sin caracteres distintos a los números).

PERIODO			
MES	AÑO	MES	AÑO
7	2006	12	2006

FARIAS GARCIA RAMON
APELLIDO PATERNO, MATERNO Y NOMBRE(S) O DENOMINACIÓN O RAZÓN SOCIAL

SECRETARIA
SIGLAS: SE NOMBRE: SECRETARIA DE ECONOMIA

DESCRIPCIÓN DEL CONCEPTO	CLAVE	CANTIDAD A PAGAR
DERECHOS SOBRE MINERIA EXPLORACION (Art. 263)	400138	6444

02006 AGO -3 13:11

OBSERVACIONES

LOTE CILA T-213226

COMPOSTELA NAYARIT.

TOTAL DE DERECHOS	400000	6444
PARTE ACTUALIZADA DE DERECHOS	400147	
RECARGOS	100000	
MULTA CORRECCIÓN	100012	
CANTIDAD A PAGAR	600000	6444
NÚMERO DE TRANSFERENCIA ELECTRÓNICA DE FONDOS	205001	

DECLARO BAJO PROTESTA DE DECIR VERDAD QUE LOS DATOS CONTENIDOS EN ESTA DECLARACIÓN SON CIERTOS

DATOS DEL REPRESENTANTE LEGAL
REGISTRO FEDERAL DE CONTRIBUYENTES
CLAVE ÚNICA DE REGISTRO DE POBLACIÓN
APELLIDO PATERNO
APELLIDO MATERNO
NOMBRE(S)

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL

INSTRUCCIONES

1. Esta declaración será llenada a máquina. Únicamente se harán anotaciones dentro de los campos cuyo uso para ello establecidos.
2. Anotarán su clave del RFC cuando se encuentren inscritos en el mismo. Los contribuyentes que cuenten con la Clave Única de Registro de Población (CURP), la anotarán en el espacio correspondiente.
3. PERIODO: Se anotará el periodo que corresponda utilizando dos números arábigos para el mes y cuatro para el año. [illegible]
4. Se anotarán las siglas de la SECRETARÍA a la que correspondan los derechos que se paguen, el CONCEPTO y la CLAVE respectiva conforme al listado que aparece al reverso. [illegible]
5. CANTIDAD A PAGAR. [illegible]
6. Tratándose de derechos diversos, se anotarán las siglas de la SECRETARÍA que corresponda.

SE PRESENTA POR TRIPLICADO

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Hiner & Schmidt, Assoc. Page 55 of 86

April 5, 2007

5

BANCO NACIONAL DE MEXICO, S.A.
CERTIFICA [illegible]
A 18 DE JULIO DE 2006
RECIBIMOS PARA PAGO O DEPOSITO
EL IMPORTE DE: $1,543.00
POR CONCEPTO DE:
PAGO DE IMPUESTOS VESPERTINOS
FOLIO: 29981
R.F.C.: FAGR410123Q35
FORMULARIO: 5
CARGO A:
EFECT.M.N. ....
CAMBIO M.N. $13,962.00

SAT
Servicio de Administración Tributaria

DECLARACIÓN GENERAL DE PAGO DE DERECHOS

5P1AD04 | 451

FAGR410123Q35 | 15
REGISTRO FEDERAL DE CONTRIBUYENTES | ALR

FAGR410123HHGRRM08
CLAVE ÚNICA DE REGISTRO DE POBLACIÓN | 30961

ANTES DE INICIAR EL LLENADO, LEA LAS INSTRUCCIONES (cantidades sin centavos, alineadas a la derecha, sin caracteres distintos a los números).

FARIAS GARCIA RAMON
APELLIDO PATERNO, MATERNO Y NOMBRE(S) O DENOMINACIÓN O RAZÓN SOCIAL

PERIODO			
MES	AÑO	MES	AÑO
7	2006	12	2006

SECRETARÍA
SIGLAS SE NOMBRE SECRETARIA DE ECONOMIA

DESCRIPCIÓN DEL CONCEPTO	CLAVE	CANTIDAD A PAGAR
DERECHOS SOBRE MINERIA EXPLORACION (Art. 263)	400138	1543

02006 AGO -3 13:11

OBSERVACIONES

LOTE CILA 1 T-225662

COMPOSTELA NAYARIT.

TOTAL DE DERECHOS	400002	1543
PARTE ACTUALIZADA DE DERECHOS	400147	
RECARGOS	100030	
MULTA CORRECCIÓN	100013	
CANTIDAD A PAGAR	900000	1543
NÚMERO DE TRANSFERENCIA ELECTRÓNICA DE FONDOS	200001	

DATOS DEL REPRESENTANTE LEGAL

REGISTRO FEDERAL DE CONTRIBUYENTES

CLAVE ÚNICA DE REGISTRO DE POBLACIÓN

APELLIDO PATERNO

APELLIDO MATERNO

NOMBRE (S)

DECLARO BAJO PROTESTA DE DECIR VERDAD QUE LOS DATOS CONTENIDOS EN ESTA DECLARACIÓN SON CIERTOS

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL

INSTRUCCIONES

1. Esta declaración será llenada a máquina. Únicamente se harán anotaciones dentro de los campos [illegible]
2. Anotarán su clave del RFC cuando se encuentren inscritos en el mismo. Los contribuyentes que cuentan con la Clave Única de Registro de Población (CURP), la anotarán a 18 posiciones en el espacio correspondiente.
3. **PERIODO.** Se anotará el periodo que corresponda utilizando dos números arábigos para el mes y cuatro para el año. Ejemplo: Enero a Diciembre del año 2000: 01 2000 12 2000. Cuando se trate de pagos de derechos que no se [illegible] periódicamente, se deberá anotar el mes y año del pago en ambos posiciones. Ejemplo: Enero del año 2000: 01 2000 01 2000.
4. Se anotarán las siglas de la **SECRETARÍA** a la que correspondan los derechos que se paguen el **CONCEPTO** y la **CLAVE** respectiva conforme al listado que aparece al reverso. En caso de que el concepto requerido no aparezca en esta relación, deberá acudir a la dependencia que presta el servicio, a fin de que le proporcione la clave correspondiente.
5. **CANTIDAD A PAGAR.** En caso de que la dependencia prestadora del servicio determine la base para el cálculo del monto de los derechos, se acompañará con el documento respectivo.
6. Tratándose de servicios diversos, se anotarán las siglas de la **SECRETARÍA** que corresponda.

SE PRESENTA POR TRIPLICADO

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 56 of 86

April 5, 2007

5

BANCO NACIONAL DE MEXICO, S.A.
SUC: [illegible]
A 18 DE JULIO DE 2006
RECIBIMOS PARA PAGO O DEPOSITO
EL IMPORTE DE: $478.00
POR CONCEPTO DE:
PAGO DE IMPUESTOS VESPERTINO
FOLIO: 30207
R.F.C.: [illegible]
FORMULARIO: 5
CARGO A:
EFECT. M.N. ....
CAMBIO M.N. $2,316.00

SAT
Servicio de Administración Tributaria

DECLARACIÓN GENERAL DE PAGO DE DERECHOS

5P1A004 | 451

FAGR410123Q35 — 15
REGISTRO FEDERAL DE CONTRIBUYENTES — ALR.

FAGR410123HHGRRM08
CLAVE ÚNICA DE REGISTRO DE POBLACIÓN — 30959

ANTES DE INICIAR EL LLENADO, LEA LAS INSTRUCCIONES (cantidades sin centavos, alineadas a la derecha, sin caracteres distintos a los números).

PERIODO			
MES	AÑO	MES	AÑO
7	2006	12	2006

FARIAS GARCIA RAMON
APELLIDO PATERNO, MATERNO Y NOMBRE(S) O DENOMINACIÓN O RAZÓN SOCIAL

SECRETARIA
SIGLAS #99901 SE — NOMBRE SECRETARIA DE ECONOMIA

DESCRIPCIÓN DEL CONCEPTO	CLAVE	CANTIDAD A PAGAR
DERECHOS SOBRE MINERIA EXPLORACION (Art. 263)	400138	478

02006 AGO -3 13:11

OBSERVACIONES			
LOTE CILA 2 T-226845	TOTAL DE DERECHOS	400002	478
COMPOSTELA NAYARIT.	PARTE ACTUALIZADA DE DERECHOS	400147	
	RECARGOS	100008	
	MULTA CORRECCION	100013	
	CANTIDAD A PAGAR	900000	478
	NÚMERO DE TRANSFERENCIA ELECTRÓNICA DE FONDOS	209001	

DATOS DEL REPRESENTANTE LEGAL
- REGISTRO FEDERAL DE CONTRIBUYENTES
- CLAVE ÚNICA DE REGISTRO DE POBLACIÓN
- APELLIDO PATERNO
- APELLIDO MATERNO
- NOMBRE (S)

DECLARO BAJO PROTESTA DE DECIR VERDAD QUE LOS DATOS CONTENIDOS EN ESTA DECLARACIÓN SON CIERTOS.

[signature]

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL

INSTRUCCIONES

1. Esta declaración será llenada a máquina. Únicamente se harán anotaciones dentro de los campos color rosa para ello establecidos.
2. Anotarán su clave del RFC cuando se encuentren inscritos en el mismo. Los contribuyentes que cuenten con la Clave Única de Registro de Población (CURP) la anotarán a 18 posiciones en el espacio correspondiente.
3. **PERIODO.** Se anotará el periodo que corresponda utilizando dos números arábigos para el mes y cuatro para el año. Ejemplo: Enero a Diciembre del año 2000: 01 2000 12 2000. Cuando se trate de pagos de derechos que no se tenga la obligación de pagar periódicamente, se deberá anotar el mes y año del pago en ambas posiciones. Ejemplo: Enero del año 2000: 01 2000 01 2000.
4. Se anotarán las siglas de la **SECRETARIA** a la que correspondan los derechos que se pagan, el **CONCEPTO** y la **CLAVE** respectiva conforme al listado que aparece al reverso. En caso de que el concepto requerido no aparezca en esta relación, deberá acudir a la dependencia que presta el servicio, a fin de que le proporcione la clave correspondiente.
5. **CANTIDAD A PAGAR.** En caso de que la dependencia prestadora del servicio determine la base para el cálculo del monto de los derechos, se acompañará con el documento respectivo.
6. Tratándose de servicios diversos, se anotarán las siglas de la **SECRETARÍA** que corresponda.

SE PRESENTA POR TRIPLICADO

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc. Page 57 of 86

April 5, 2007

BANCO NACIONAL DE MEXICO, S.A.
SUC: 343/10/00700/14:31:25
A 18 DE JULIO DE 2006
RECIBIMOS PARA PAGO O DEPOSITO
EL IMPORTE DE: $138.00
POR CONCEPTO DE:
PAGO DE IMPUESTOS VESPERTINO
FOLIO: 36547
R.F.C.: FAGR410123Q35
FORMULARIO: 5
CARGO A:
EFECT.MN.........
CAMBIO MN.........

SAT
Servicio de Administración Tributaria

DECLARACIÓN GENERAL DE PAGO DE DERECHOS

5

5P1A004 T 451

FAGR410123Q35 — REGISTRO FEDERAL DE CONTRIBUYENTES — 15 — ALR

FAGR410123HHGRRM08 — CLAVE ÚNICA DE REGISTRO DE POBLACIÓN — 36958

ANTES DE INICIAR EL LLENADO, LEA LAS INSTRUCCIONES (cantidades sin centavos, alineadas a la derecha, sin caracteres distintos a los números).

FARIAS GARCIA RAMON
APELLIDO PATERNO, MATERNO Y NOMBRE(S) O DENOMINACIÓN O RAZÓN SOCIAL

PERIODO			
MES	AÑO	MES	AÑO
7	2006	12	2006

SECRETARIA
SIGLAS: SE — NOMBRE: SECRETARIA DE ECONOMIA

DESCRIPCIÓN DEL CONCEPTO	CLAVE	CANTIDAD A PAGAR
DERECHOS SOBRE MINERIA EXPLORACION (Art. 263)	400138	138

02006 AGO 31

OBSERVACIONES

LOTE CILA 5 T-225663

COMPOSTELA NAYARIT.

TOTAL DE DERECHOS	400002	138
PARTE ACTUALIZADA DE DERECHOS	400	
RECARGOS	100000	
MULTA CORRECCION	100011	
CANTIDAD A PAGAR	900000	138
NÚMERO DE TRANSFERENCIA ELECTRÓNICA DE FONDOS	205001	

DATOS DEL REPRESENTANTE LEGAL

REGISTRO FEDERAL DE CONTRIBUYENTES

CLAVE ÚNICA DE REGISTRO DE POBLACIÓN

APELLIDO PATERNO

APELLIDO MATERNO

NOMBRE(S)

DECLARO BAJO PROTESTA DE DECIR VERDAD QUE LOS DATOS CONTENIDOS EN ESTA DECLARACIÓN SON CIERTOS

[signature]

FIRMA DEL CONTRIBUYENTE O REPRESENTANTE LEGAL

INSTRUCCIONES

1. Esta declaración será llenada a máquina. Únicamente se harán anotaciones dentro de los campos color rosa para ello establecidos.
2. Anotarán su clave del RFC cuando se encuentren inscritos en el mismo. Los contribuyentes que cuenten con la Clave Única de Registro de Población (CURP), la anotarán a 18 posiciones en el espacio correspondiente.
3. **PERIODO**. Se anotará el periodo que corresponda utilizando dos números arábigos para el mes y cuatro para el año. Ejemplo: Enero a Diciembre del año 2000: 01 2000 12 2000. Cuando se trate de pagos de derechos que no se tenga la obligación de pagar periódicamente, se deberá anotar el mes y año del pago en ambas posiciones. Ejemplo: Enero del año 2000: 01 2000 01 2000.
4. Se anotarán las siglas de la **SECRETARÍA** a la que correspondan los derechos que se paguen, el **CONCEPTO** y la **CLAVE** respectiva conforme al listado que aparece al reverso. En caso de que el concepto requerido no aparezca en esta relación, deberá acudir a la dependencia que presta el servicio, a fin de que le proporcione la clave correspondiente.
5. **CANTIDAD A PAGAR**. En caso de que la dependencia prestadora del servicio determine la base para el cálculo del monto de los derechos, se acompañará con el documento respectivo.
6. Tratándose de servicios diversos, se anotarán las siglas de la **SECRETARÍA** que corresponda.

SE PRESENTA POR TRIPLICADO

Location and Description — Elements of Economic Interest

Sample #	Date	UTM Coordinate		DATUM	Thickness	Description	Au	Au	Ag	Ag	Cu	Cu	Pb	Pb	Zn
		Northing	Easting		m/cm		ppm	ppm	ppm	ppm	ppm	%	ppm	%	ppm
	2/13/05														
50964		2,356,529	494,768	WGS 84	10cm	Tres Estrellas-q-py-cp stringer	>10.0	43.1	>100	155	1420		>10000	1.13	8080
50965		2,356,613	494,315	WGS 84	>10 cm vn frags	La Constancia dump	1.69		12.7		58		804		395
50966		2,356,613	494,315	WGS 84	30cm	La Constancia dump	8.07		>100	202	>10000	1.45	82		38
50967		2,357,916	494,597	WGS 84	45cm	La Republica vein	3.24		10.9		29		57		57
50968		2,357,929	495,096	WGS 84	7.2m	Huichapa vein - surface otc	5.37		8.6		214		3700		37
50969		2,357,805	494,752	WGS 84	15cm	New Vein in drill road	8.86		20.8		148		1305		152
	6/12/06														
51980		2,358,024	494,557	WGS 84	1x2m chip panel	Bio hnfls rd near #4 adit	0.008		0.4		110		20		83
51981		2,357,651	495,473	WGS 84	16cm	Coronillas Vn dike contact	0.577		46.9		40		1005		34
51982		2,357,607	495,488	WGS 84	8cm	Coronillas float on trail from adit	2.03		6.5		9		289		32
51983		2,357,739	494,308	WGS 84	2x3 m grab	San Diego quartz flooded outcrop	0.06		7.9		14		1995		150
51984		2,357,739	494,308	WGS 84	4x2m chip panel	San Diego quartz flooded outcrop	0.041		16.5		34		2700		2590
51985		2,357,739	494,308	WGS 84	2.5x4m chp panel	San Diego quartz flooded outcrop	0.08		8.4		98		1750		2970
51986		2,356,985	495,205	WGS 84	dump - grab	San Francisco dump	>10.0	42.3	>100	143	1250		588		94
51987		2,357,572	493,603	WGS 84	3x5m chip panel	Paola br,aph,crst,si bxwk	0.334		18		18		1270		17
51988		2,357,572	493,603	WGS 84	1x4m chip panel	Paola br,aph,crst,si bxwk	0.149		48.1		55		8800		58
51989		2,357,572	493,603	WGS 84	1x4m chip panel	Paola br,aph,crst,si bxwk	0.007		6.6		14		798		14
51990		2,357,615	493,604	WGS 84	1x2m chip grab	Paola well/aph,crst,si bxwk	0.019		1.9		19		421		930

Location and Description — Elements of Geologic Interest

Sample #	Date	UTM Coordinate		DATUM	Thickness	Description	As	Bi	Fe	Mn	Mo	P	S	Sb	W
		Northing	Easting		m/cm		ppm	ppm	%	ppm	ppm	ppm	%	ppm	ppm
	2/13/05														
50964		2,356,529	494,768	WGS 84	10cm	Tres Estrellas-q-py-cp stringer	>10000	7	10.55	61	2	230	7.23	429	<10
50965		2,356,613	494,315	WGS 84	>10 cm vn frags	La Constancia dump	>10000	9	2.88	395	1	390	1.26	36	<10
50966		2,356,613	494,315	WGS 84	30cm	La Constancia dump	>10000	542	14.8	12	9	290	2.99	156	6370
50967		2,357,916	494,597	WGS 84	45cm	La Republica portal	>10000	<2	2.73	24	4	60	1.12	95	20
50968		2,357,929	495,096	WGS 84	7.2m	Huichapa vein - surface otc	>10000	<2	3.78	11	19	420	0.5	145	20
50969		2,357,805	494,752	WGS 84	15cm	New Vein in drill road	>10000	13	3.59	8	3	40	1.56	73	60
	6/12/06														
51980		2,358,024	494,557	WGS 84	1x2m chip panel	Bio hnfls rd near #4 adit	13	<2	4.05	608	<1	2630	0.05	2	<10
51981		2,357,651	495,473	WGS 84	16cm	Coronillas Vn dike contact	4130	8	2.72	18	1	360	0.67	22	<10
51982		2,357,607	495,488	WGS 84	8cm	Coronillas float on trail from adit	>10000	3	2.61	45	5	20	1.42	117	<10
51983		2,357,739	494,308	WGS 84	30 m grab	San Diego quartz flooded outcrop	707	<2	2.18	59	3	740	0.18	7	<10
51984		2,357,739	494,308	WGS 84	4x2m chip panel	San Diego quartz flooded outcrop	1035	3	1.72	309	2	620	1.03	18	<10
51985		2,357,739	494,308	WGS 84	2.5x4m chp panel	San Diego quartz flooded outcrop	2190	<2	2.5	152	3	710	2.2	12	<10
51986		2,356,985	495,205	WGS 84	dump - grab	San Francisco dump	>10000	229	13.35	206	1	390	7.02	227	<10
51987		2,357,572	493,603	WGS 84	3x5m chip panel	Paola br,aph,crst,si bxwk	250	2	2.55	58	34	970	0.04	38	<10
51988		2,357,572	493,603	WGS 84	1x4m chip panel	Paola br,aph,crst,si bxwk	1405	3	9.62	116	14	2210	0.15	184	<10
51989		2,357,572	493,603	WGS 84	1x4m chip panel	Paola br,aph,crst,si bxwk	90	<2	1.94	30	12	470	0.01	16	<10
51990		2,357,615	493,604	WGS 84	1x2m chip grab	Paola well/aph,crst,si bxwk	241	7	4.89	1325	3	820	0.23	22	<10

Appendix IV. Huicicila Rock Samples Location, Description, and Analysis (Analysis by ALS Chemex Inc)

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ALS Chemex

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ALS USA Inc.
994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 355 0179 www.alschemex.com

To: **SCHMIDT, EUGENE**
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - A
Total # Pages: 2 (A - C)

Finalized Date: 12-JAN-2006
Account: EUGESC

Project: Mexico

CERTIFICATE OF ANALYSIS GU05112749

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	Au-GRA21 Au ppm 0.05	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1
50964		0.90	>10.0	43.1	>100	0.10	>10000	<10	10	<0.5	7	0.05	347	3	83	1420
50965		2.14	1.690		12.7	0.41	>10000	<10	10	<0.5	9	0.84	18.4	2	46	58
50966		1.74	8.07		>100	0.03	>10000	<10	60	<0.5	542	0.05	2.7	162	15	>10000
50967		2.01	3.24		10.9	0.07	>10000	<10	50	<0.5	<2	0.01	1.4	1	65	29
50968		1.94	5.37		8.6	0.21	>10000	<10	30	<0.5	<2	0.01	1.1	1	77	214
50969		2.36	8.86		20.8	0.06	>10000	<10	100	<0.5	13	0.01	9.1	9	51	148

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April 5, 2007

ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS USA Inc.

994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 355 0179 www.alschemex.com

To: SCHMIDT, EUGENE
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - B
Total # Pages: 2 (A - C)

Finalized Date: 12-JAN-2006
Account: EUGESC

Project: Mexico

CERTIFICATE OF ANALYSIS GU05112749

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1
50964		10.55	<10	<1	0.06	<10	0.02	61	2	0.01	4	230	>10000	7.23	429	<1
50965		2.88	<10	1	0.09	<10	0.30	395	1	0.01	2	390	804	1.26	36	1
50966		14.8	<10	1	0.04	<10	<0.01	12	9	0.01	5	290	82	2.99	156	1
50967		2.73	<10	<1	0.02	<10	0.01	24	4	<0.01	3	60	57	1.12	95	<1
50968		3.78	<10	1	0.07	<10	0.01	11	19	<0.01	2	420	3700	0.50	145	1
50969		3.59	<10	<1	0.02	<10	0.01	8	3	<0.01	2	40	1305	1.56	73	<1

Huicicila (Miravalles) Property, Nayarit

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ALS Chemex

EXCELLENCE IN ANALYTICAL CHEMISTRY

ALS USA Inc.
994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 356 0179 www.alschemex.com

To: SCHMIDT, EUGENE
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 12-JAN-2006
Account: EUGESC

Project: Mexico

CERTIFICATE OF ANALYSIS GU05112749

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1	Cu-AA46 Cu % 0.01	Pb-AA46 Pb % 0.01
50964		5	<0.01	<10	<10	3	<10	8080	155		1.13
50965		18	0.01	<10	<10	16	<10	395			
50966		33	<0.01	<10	<10	20	6370	38	202	1.45	
50967		12	<0.01	<10	<10	7	20	57			
50968		12	<0.01	<10	<10	6	20	37			
50969		15	<0.01	<10	<10	5	60	152

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ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS USA Inc.
994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 355 0179 www.alschemex.com

To: SCHMIDT, EUGENE
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 14-JUL-2006
Account: EUGESC

Project: Huiciccila

CERTIFICATE OF ANALYSIS GU06054888

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	Au-AA23 Au ppm 0.005	Au-GRA21 Au ppm 0.05	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1
51960		2.21	0.008		0.4	1.90	13	<10	210	0.6	<2	1.93	<0.5	15	20	110
51961		1.55	0.577		46.9	0.34	4130	<10	100	<0.5	8	0.02	2.4	<1	46	40
51962		1.68	2.03		6.5	0.06	>10000	<10	<10	<0.5	3	0.01	1.0	<1	111	9
51963		2.02	0.060		7.9	0.17	707	70	50	<0.5	<2	0.06	1.1	1	65	14
51964		1.70	0.041		16.5	0.13	1035	60	50	<0.5	3	0.40	16.6	3	47	34
51965		1.83	0.080		8.4	0.17	2190	100	80	<0.5	<2	0.38	19.6	4	77	98
51966		2.41	>10.0	42.3	>100	0.70	>10000	<10	10	<0.5	229	0.48	2.9	7	50	1250
51967		1.95	0.334		18.0	0.16	250	80	260	<0.5	2	0.03	<0.5	<1	59	18
51968		1.65	0.149		48.1	0.45	1405	50	340	0.5	3	0.03	<0.5	<1	37	55
51969		2.24	0.007		6.6	0.21	90	90	110	<0.5	<2	0.02	<0.5	1	71	14
51990		1.64	0.019		1.9	0.38	241	30	140	1.4	7	0.05	0.7	10	37	19

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April 5, 2007

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS USA Inc.
994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 355 0179 www.alschemex.com

To: SCHMIDT, EUGENE
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 14-JUL-2006
Account: EUGESC

Project: Huiciccila

CERTIFICATE OF ANALYSIS GU06054888

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1
51980		4.05	10	<1	0.67	20	1.05	808	<1	0.23	9	2630	20	0.05	2	6
51981		2.72	<10	<1	0.51	10	0.03	18	1	0.01	1	360	1005	0.67	22	1
51982		2.81	<10	<1	0.01	<10	0.03	45	5	<0.01	3	20	289	1.42	117	<1
51983		2.18	<10	2	0.06	10	0.04	59	3	0.01	1	740	1995	0.18	7	1
51984		1.72	<10	2	0.06	<10	0.12	309	2	0.01	3	620	2700	1.03	18	<1
51985		2.50	<10	<1	0.04	<10	0.14	152	3	0.01	5	710	1750	2.20	12	<1
51986		13.35	<10	1	0.11	<10	0.48	206	1	0.01	5	390	588	7.02	227	2
51987		2.55	<10	<1	0.02	10	0.03	58	34	<0.01	4	970	1270	0.04	38	1
51988		9.82	<10	2	0.06	10	0.03	116	14	<0.01	<1	2210	8800	0.15	184	3
51989		1.94	<10	<1	0.02	<10	0.03	30	12	0.01	3	470	788	0.01	16	1
51990		4.89	<10	<1	0.06	<10	0.03	1325	3	<0.01	12	820	421	0.23	22	3

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ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS USA Inc.
994 Glendale Avenue, Unit 3
Sparks NV 89431-5730
Phone: 775 356 5395 Fax: 775 355 0179 www.alschemex.com

To: SCHMIDT, EUGENE
6385 WILSON PLACE
PO BOX 1157
CLINTON WA 98236

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 14-JUL-2006
Account: EUGESC

Project: Huiciccila

CERTIFICATE OF ANALYSIS GU06054888

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Sr ppm 1	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	Ag-AA46 Ag ppm 1
51980		74	0.32	<10	<10	128	<10	83	
51981		42	<0.01	<10	<10	5	<10	34	
51982		1	<0.01	<10	<10	1	<10	32	
51983		75	<0.01	<10	<10	5	<10	150	
51984		41	<0.01	<10	<10	3	<10	2590	
51985		32	<0.01	<10	<10	4	<10	2970	
51986		24	0.02	10	<10	23	<10	94	143
51987		42	<0.01	<10	<10	6	<10	17	
51988		28	<0.01	<10	<10	31	<10	58	
51989		19	<0.01	<10	<10	6	<10	14	
51990		19	<0.01	<10	<10	16	<10	930

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 61

April 5, 2007

APPENDIX V.	Servicio Geológico Mexicano 2006 Drill Logs

DDH-1

DDH-1 Assays on Drill Log

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 62

April 5, 2007

Drill assay log not included because of error encountered on this log. Values for gold and silver reversed in plotting of data.

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 63

April 5, 2007

Descripción Barreno No. 2; Plaza No. 2

De (metros)	A (metros)	Perforado (metros)	Recuperado (metros)	Recuperación (%)	Descripción
0.00	4.00	4.00	0.00	0.00	No se recuperó núcleo
4.00	6.00	2.00	0.70	35.00	Material triturado, fragmentos del intrusivo (granodiorita)
6.00	8.00	2.00	1.05	52.50	Se recuperó material molido, constituido por fragmentos del intrusivo
8.00	9.20	1.20	1.05	87.50	Primeros 5 centímetros material molido, para posteriormente tener la granodiorita fracturada con indicios de pirita fina diseminada, ligera silicificación, fuerte fracturamiento, óxidos de fierro en fracturas
9.20	11.20	2.00	1.80	90.00	Granodiorita con fuerte fracturamiento, emplazamiento de óxidos de fierro en las fracturas, indicios de pirita fina distribuida de manera errática.
11.20	12.65	1.45	1.40	96.55	Granodiorita silicificada, roca compacta, a los 11.85 metros fractura con emplazamiento de óxidos de fierro, a los costados de las fracturillas se observa incipiente diseminación de pirita fina amorfa, distribuida de manera errática, termina la fractura a los 12 metros
12.65	14.10	1.45	1.40	96.55	Granodiorita silicificada, fracturamiento de los 13.80 a 14.00 metros, indicios de pirita fina en puntos aislados
14.10	15.30	1.20	1.20	100.00	Granodiorita silicificada compacta, indicios de pirita fina distribuida de manera errática, se tienen 2 fracturillas en el tramo con emplazamiento de óxidos de fierro
15.30	17.35	2.05	2.05	100.00	Granodiorita silicificada, ligero aumento en el fracturamiento, indicios de pirita fina, distribuida de manera aislada.
17.35	20.35	3.00	2.95	98.33	Granodiorita con ligero fracturamiento, en el que se tiene emplazamiento de pirita fina amorfa, a lo largo del tramo continua indicios de pirita fina diseminada de manera errática, continua la silicificación
20.35	21.65	1.30	1.30	100.00	Continua granodiorita, a los 21.55 metros se tiene un mayor fracturamiento, en donde inicia dique de composición andesítica, zona de intenso fracturamiento, dentro del que se tiene emplazamiento de pirita fina diseminada, la que se restringe a las fracturas
21.65	23.60	1.95	1.95	100.00	Continua dique andesítico, fracturamiento medio, inyección de vetillas de cuarzo de 1 a 2 mm de espesor, continua la pirita fina diseminada de manera aislada, en las inmediaciones del fracturamiento, la roca se encuentra silicificada.
23.60	24.70	1.10	1.10	100.00	Continua dique andesítico, disminuye fracturamiento y presencia de pirita fina aun mas aislada.
24.70	26.70	2.00	2.00	100.00	Continua dique andesítico, fracturamiento medio, vetillas de cuarzo de 1 a 2 mm de espesor, las que se tienen distribuidas de manera errática, a los 25.75 metros, se tiene nuevamente a la granodiorita, en la que se tiene emplazamiento de pirita en fracturas y de forma diseminada aunque de manera aislada, restringiéndose a las fracturas
26.70	29.75	3.05	3.05	100.00	Continua granodiorita silicificada, en porciones se observa cloritización moderada, aumenta fracturamiento y presencia de pirita fina amorfa la cual su presencia es mayor en las fracturas
29.75	31.25	1.50	1.50	100.00	Granodiorita silicificada, con indicios de pirita fina diseminada de forma irregular y fracturamiento moderado
31.25	32.70	1.45	1.45	100.00	Granodiorita con alteración argílica leve, la que inicia a los 31.20 m y termina a los 31.30 m, en donde inicia veta de cuarzo de 10 cm de espesor con abundante presencia de pirita dentro de fracturas en la misma veta, pasando la veta se tiene nuevamente a la granodiorita muy fracturada y con alteración argílica moderada, a los 33.10 m disminuye considerablemente el fracturamiento y desaparece la alteración, persiste la pirita fina diseminada de manera errática.
32.70	33.95	1.25	1.25	100.00	
33.95	35.70	1.75	1.75	100.00	Granodiorita con ligero aumento en el fracturamiento el que va aumentando gradualmente, el que se vuelve intenso a partir de los 35.25 m, el que persiste hasta los 38.80 m para disminuir de moderado a medio, presencia de vetillas de cuarzo con indicios de pirita distribuida de manera irregular, ligera cloritización, fuerte silicificación, los sulfuros se emplazan preferentemente en las fracturas
35.70	36.30	0.60	0.30	50.00	
36.30	37.00	0.70	0.35	50.00	
37.00	37.50	0.50	0.25	50.00	
37.50	38.10	0.60	0.30	50.00	
38.10	38.90	0.80	0.40	50.00	
38.90	40.25	1.35	1.35	100.00	
40.25	42.10	1.85	1.80	97.30	Continua granodiorita silicificada, en porciones aisladas se tiene clorita, sobre todo en fracturas, en donde también se tiene emplazamiento de sulfuros (pirita) la cual también se encuentra de manera diseminada de manera errática, aumentando en las inmediaciones del fracturamiento, vetillas de cuarzo de 1 a 2 mm de espesor con sulfuros (pirita)
42.10	43.70	1.60	1.45	90.62	Granodiorita silicificada, a los 42.90 m aumenta el fracturamiento, en el que se tiene emplazamiento de sulfuros (pirita) persiste la diseminación de pirita fina, la que se encuentra distribuida de manera errática.
43.70	46.00	2.30	2.25	97.83	Granodiorita en la que continua la silicificación y fuerte fracturamiento, el que finaliza a los 44.00 m, a partir de este punto es moderado, se tienen solamente 3 fracturas, persiste la diseminación de pirita fina, sobre todo en las fracturas, en donde también se observa indicios de clorita.
46.00	47.40	1.40	1.40	100.00	Granodiorita silicificada con indicios de pirita fina diseminada, fracturamiento medio, en algunos puntos se observa clorita.
47.40	49.80	2.40	2.40	100.00	Granodiorita con fracturamiento moderado, persiste la diseminación de pirita en fracturas
49.80	52.35	2.55	2.50	98.04	Granodiorita con fracturamiento moderado, silicificación, pirita fina diseminada de manera errática.
52.35	54.25	1.90	1.85	97.37	
54.25	55.45	1.20	1.15	95.83	
55.45	58.45	3.00	3.00	100.00	
58.45	59.15	0.70	0.70	100.00	
59.15	59.85	0.70	0.70	100.00	
59.85	61.25	1.40	1.40	100.00	
61.25	62.35	1.10	1.10	100.00	
62.35	63.45	1.10	1.10	100.00	
63.45	64.20	0.75	0.75	100.00	
64.20	65.45	1.25	1.25	100.00	Granodiorita silicificada con indicios de pirita fina diseminada, fracturamiento moderado a medio
65.45	66.90	1.45	1.45	100.00	
66.90	67.40	0.50	0.50	100.00	
67.40	68.55	1.15	1.15	100.00	Granodiorita con inyección de vetillas de cuarzo de 1 a 2 mm de espesor, fracturamiento moderado

DDH-2

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Hiner & Schmidt, Assoc.	Page 64

April 5, 2007

68.55	7050	195	1.95	10000	Continua la granodiorita con los mismas características, ligero aumento de pirita fina diseminada, a los 73.20 metros inicia dique andesítico, con silicificación de moderada a media, pirita fina diseminada.
70.50	7230	180	1.60	88.89	
72.30	7330	100	0.80	80.00	
73.30	7455	125	1.15	92.00	Continua dique andesítico en donde se tiene un incremento considerable de pirita fina diseminada, la cual se presenta de forma abundante, emplazada en fracturas, a los 73.75 m se tiene nuevamente la granodiorita con ligero fracturamiento y pirita fina diseminada de manera aislada.
74.55	7545	090	0.85	94.44	Continua granodiorita, a los 76 m se cambio de diámetro a HQ, silicificación de media a fuerte, fracturamiento moderado el que va aumentando gradualmente a partir de los 78.70 m
75.45	7600	055	0.55	10000	
76.00	7900	300	3.00	10000	
79.00	8040	140	1.40	10000	
80.40	8190	150	1.50	10000	Continúan la granodiorita con las mismas características, a partir de los 87.17 m se tiene un considerable aumento en el fracturamiento, también se tiene emplazamiento de clorita en fracturas y pirita fina diseminada.
81.90	8490	300	3.00	10000	
84.90	8650	160	1.60	10000	
86.50	8950	300	3.00	10000	
89.50	8995	045	0.45	10000	Granodiorita silicificada con indicios de pirita fina diseminada.
89.95	91.35	140	0.90	64.29	Granodiorita silicificada con indicios de pirita fina diseminada, fracturamiento moderado el que se hace mas intenso a partir de los 89.90 m, a los 91.25 m inicia dique andesítico, de textura granular, el que presenta fuerte fracturamiento, silicificación intensa, vetillas de cuarzo de 1 a 2 mm de espesor, pirita fina diseminada de manera abundante, la que también se presenta rellenando fracturas, en los que también se tiene emplazamiento de clorita.
91.35	91.95	060	0.15	25.00	
91.95	92.85	090	0.50	55.56	
92.85	95.15	230	2.30	10000	Continua dique con fuerte silicificación y fracturamiento moderado, con emplazamiento de vetillas de cuarzo rellenando fracturas, en los que también se tiene emplazamiento de sulfuros (pirita fina) misma que también se encuentra diseminada, persiste la cloritización, a los 95.55 m se tiene aumento en el fracturamiento
95.15	95.85	070	0.70	10000	
95.85	97.25	140	1.40	10000	Continua el dique con las mismas características, a los 96.00 m disminuye el fracturamiento a moderado, a los 97.00 m se tiene brechamiento, con aumento en la presencia de pirita fina.
97.25	10025	300	3.00	10000	A los 97.30 m se tiene nuevamente la granodiorita con fuerte silicificación, inyección de vetillas de cuarzo de 1 a 2 mm de espesor, aumento en la presencia de pirita fina diseminada, la que también se encuentra rellenando fracturas, a los 99.95 m penetra otro dique de composición dacítica, el que presenta brechamiento de moderado a medio, fuerte silicificación, inyección de vetillas de cuarzo y diseminación de pirita de moderada a media.
10025	10245	220	2.20	10000	Continua dique dacítico, el que cambia gradualmente su textura a porfídica a partir de los 100.75 m, aumentando la silicificación, persiste la pirita fina igual que en el tramo anterior, a los 101.35 m inicia brechamiento en tramo de 10 cm, para cambiar nuevamente a la granodiorita silicificada, fracturamiento moderado con inyección de vetillas de cuarzo
10245	10425	180	1.80	10000	Granodiorita con mismas características, aumento en la presencia de clorita emplazada en fracturillas, a los 104.80 m penetra un dique andesítico, con ligera diseminación de pirita e inyección de vetillas de cuarzo de 1 a 2 mm de espesor, incipiente cloritización
10425	10625	200	2.00	10000	
10625	10850	225	2.25	10000	
10850	111.00	250	0.35	14.00	Se penetró en zona de falla con abundante milonita, la que pone en contacto al dique andesítico al alto con la granodiorita al bajo, solo se recuperaron fragmentos con abundante hematita oxidada, fragmentos de cuarzo de hasta 1 cm de espesor, fuerte oxidación
111.00	11200	100	0.75	75.00	Continua granodiorita con fuerte fracturamiento, con indicios de pirita fina, vetillas de cuarzo de 5 mm de espesor, persiste oxidación color amarillo ocre, diseminación de sulfuros (pirita), clorita emplazada en fracturas
11200	11350	150	1.40	93.33	Continua granodiorita con fuerte silicificación, persiste fracturamiento intenso en el que se tiene emplazamiento de sulfuros oxidados
11350	11500	150	1.30	86.67	Continua granodiorita, aumenta el fracturamiento con presencia de abundantes sulfuros emplazados en las mismas fracturas, acompañados de clorita, se tiene un brechamiento moderado, aumenta el fracturamiento a los 114.85 m
115.00	117.00	200	1.90	95.00	Continua granodiorita muy fracturada, el que disminuye de medio a moderado a partir de los 115.50 m, persisten los sulfuros emplazados en fracturas, disminuye hasta casi desaparecer la oxidación
117.00	11850	150	1.50	10000	Granodiorita silicificada con pirita fina diseminada, fracturamiento moderado a medio, con emplazamiento de sulfuros y clorita en fracturas
11850	12090	240	2.40	10000	
12090	12150	060	0.60	10000	
12150	12340	190	1.90	10000	Granodiorita silicificada, a los 122.00 m se tienen algunas fracturas con emplazamiento de sulfuros (pirita fina) y clorita, fracturamiento de moderado a medio, ligero aumento del fracturamiento a partir de los 124.20 m
12340	12470	130	1.30	10000	
12470	127.75	305	3.05	10000	Granodiorita con fracturamiento moderado, disminuye la silicificación de fuerte a media, persiste la presencia de sulfuros emplazados en fracturillas
127.75	13040	265	2.65	10000	Continua granodiorita silicificada, aumenta el fracturamiento hasta los 128.30 m, continua pirita fina diseminada, a los 130.25 m se tiene brechamiento, a los 130.35 m inicia pequeño dique andesítico de 20 cm de espesor, con pirita fina diseminada, abundante clorita, vetillas de cuarzo de 1 a 2 mm de espesor
13040	13240	200	2.00	10000	Termina el dique a los 130.60 m, para continuar con la granodiorita, la que presenta fuerte silicificación y brechamiento, presencia de vetillas de cuarzo de 1 a 2 mm de espesor, continua diseminación aislada de pirita fina., clorita emplazada en fracturas, a los 132.20 se tiene fuerte fracturamiento
13240	13435	195	1.60	82.05	Granodiorita silicificada, disminuye el fracturamiento hasta ser moderado, de 132.90 a 133.80 m en donde se inicia nuevamente el fracturamiento intenso, persisten vetillas de cuarzo de 1 a 2 mm de espesor y pirita fina diseminada.
13435	13535	100	0.25	25.00	Continua granodiorita con fuerte fracturamiento, se logra apreciar liz de falla a los 135.15 m, roca silicificada, pirita fina diseminada.
13535	13635	100	0.60	60.00	Continua granodiorita silicificada muy fracturada con vetillas de cuarzo de 1 a 2 mm de espesor, cloritización moderada, pirita fina diseminada de forma aislada.
13635	137.35	100	0.70	70.00	Continua granodiorita silicificada muy fracturada con vetillas de cuarzo de 1 a 2 mm de espesor, aumenta la presencia de clorita en fracturas, junto con vetillas de cuarzo y pirita fina diseminada.
137.35	137.85	050	0.30	60.00	Los primeros 10 cm se tiene fuerte silicificación, a partir de este punto, continua la granodiorita silicificada y fracturada con pirita fina diseminada, clorita emplazada en fracturas, el fracturamiento es intenso, no presenta cambios significativos en todo el tramo
137.85	13855	070	0.70	10000	
13855	13945	090	0.90	10000

DDH-2 (Cont)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 65

April 5, 2007

137.35	137.85	0.50	0.30	60.00	Los primeros 10 cm se tiene fuerte silicificación, a partir de éste punto, continua la granodiorita silicificada y fracturada con pirita fina diseminada, clorita emplazada en fracturas, el fracturamiento es intenso, no presenta cambios significativos en todo el tramo
137.85	138.55	0.70	0.70	100.00	
138.55	139.45	0.90	0.90	100.00	
139.45	140.15	0.70	0.30	42.86	
140.15	141.15	1.00	0.80	80.00	
141.15	141.95	0.80	0.35	43.75	
141.95	142.75	0.80	0.40	50.00	
142.75	143.35	0.60	0.20	33.33	Se tiene vetita de cuarzo de 15 cm de espesor, con emplazamiento de sulfuros (pirita) en drusas y fracturas, algo de clorita, pasando la veta se tiene granodiorita muy fracturada.
143.35	144.00	0.65	0.20	30.77	Granodiorita con fuerte fracturamiento, clorita rellenando fracturas, continua la diseminación aislada de pirita fina, en partes se presenta silicificada.
144.00	144.60	0.60	0.10	16.67	
144.60	145.20	0.60	0.20	33.33	
145.20	145.85	0.65	0.30	46.15	
145.85	146.40	0.55	0.25	45.45	
146.40	146.95	0.55	0.30	54.55	
146.95	147.55	0.60	0.30	50.00	
147.55	148.35	0.80	0.70	87.50	
148.35	149.15	0.80	0.70	87.50	Disminuye el fracturamiento hasta hacerse moderado, persiste diseminación de pirita y clorita emplazada en fracturas a los 148.75 m aumenta nuevamente el fracturamiento de moderado a medio.
149.15	150.00	0.85	0.60	70.59	Granodiorita con ligero brechamiento, silicificación de moderada a fuerte, a los 149.30 m inicia pequeño dique de 20 cm de espesor con inyección de vetillas de cuarzo de 5 mm de espesor, fracturamiento moderado, pirita diseminada y en fracturas al terminar continua granodiorita fracturada.
150.00	150.70	0.70	0.50	71.43	Continua granodiorita con fracturamiento de medio a fuerte, silicificación intensa, pirita cúbica en fracturas, también clorita en los mismas fracturas y pirita fina diseminada.
150.70	151.50	0.80	0.55	68.75	
151.50	152.10	0.60	0.55	91.67	
152.10	153.30	1.20	1.20	100.00	Granodiorita silicificada, disminuye ligeramente fracturamiento, persiste clorita en fracturas y pirita fina diseminada en fracturas, vetillas aisladas de cuarzo de 1 a 2mm de espesor
153.30	154.70	1.40	1.40	100.00	Continua granodiorita, aumenta el fracturamiento, a los 153.40 m inicia brechamiento, ligera alteración potásica, silicificación fuerte, con inyección de vetillas de cuarzo en las fracturas, se tiene emplazamiento de sulfuros, persiste clorita en fracturas, a los 154.10m termina el brechamiento para continuar roca silicificada.
154.70	156.20	1.50	1.50	100.00	Continua granodiorita silicificada con diseminación de pirita, la que también se emplaza en fracturas, a los 155.30 m inicia zona con fuerte silicificación, brechamiento e inyección de vetillas de cuarzo, emplazamiento de sulfuros en fracturas, la que termina a 155.45 m, para continuar con la granodiorita con características similares a las del inicio del tramo, a los 156.00 m aumenta el fracturamiento con emplazamiento de sulfuros (pirita) en fracturas
156.20	157.70	1.50	1.50	100.00	Granodiorita silicificada con emplazamiento de sulfuros (pirita) en fracturas, el fracturamiento va de medio a moderado, se tiene clorita junto con sulfuros rellenando fracturas
157.70	159.15	1.45	1.40	96.55	Granodiorita silicificada, fracturamiento moderado a medio, veta de cuarzo de 2 cm de espesor, la que se presenta vertical de 157.90 m a 158.00 m, fragmento de dique fracturado con emplazamiento de calcopirita y bornita a los 158.35 m de 5 cm de diámetro, inyección de vetillas de cuarzo de 1 a 2 mm de espesor, presencia de pirita fina diseminada y en fracturas, persiste clorita en fracturas
159.15	159.90	0.75	0.75	100.00	Granodiorita con fuerte fracturamiento, fracturas rellenas por pirita oxidada.
159.90	160.80	0.90	0.90	100.00	Granodiorita silicificada con fracturamiento de moderado a medio, diseminación de pirita fina, emplazamiento de clorita en fracturas con pirita, en los tramos de 159.95 a 160.00 m; 162.20 a 162.75 m, se tiene brechamiento con aumento en la silicificación de moderada a fuerte, fracturas rellenas con clorita y pirita cúbica.
160.80	161.80	1.00	1.00	100.00	
161.80	162.95	1.15	1.15	100.00	
162.95	164.45	1.50	1.50	100.00	Granodiorita fracturada con oxidación en las fracturas, el fracturamiento se hace moderado a partir de los 163.95 m, zona cloritizada, de los 163.95 a 164.15 m se tiene alteración potásica., con fracturamiento en el que se emplaza clorita y pirita fina, vetillas de cuarzo de 1 a 2 mm de espesor distribuidas de manera aislada.
164.45	165.65	1.20	1.20	100.00	Granodiorita con silicificación fuerte, en algunas fracturas se tiene oxidación, vetillas de cuarzo de 1 a 2 mm de espesor distribuidas de manera errática, persiste clorita en algunas de las fracturillas, la presencia de la pirita disminuye a nivel de indicios
165.65	168.35	2.70	2.65	98.15	Continua granodiorita silicificada, fracturamiento moderado con indicios de pirita fina diseminada, a los 167.15 m inicia dique diorítico (?), de 55 cm de espesor, aumenta presencia de clorita y pirita cúbica tanto diseminada como en fracturas, fuerte silicificación, después de éste tramo continua granodiorita con características similares a los del inicio del tramo
168.35	170.95	2.60	2.60	100.00	Continua granodiorita silicificada con indicios de pirita fina diseminada, a los 170.35 m penetra a zona de brechamiento en la que se tienen vetillas de cuarzo de 1 cm de espesor, en las fracturas se tiene emplazamiento de sulfuros, se define espejo de falla, fuerte fracturamiento
170.95	172.75	1.80	1.80	100.00	Continua misma zona de brechamiento, disminuye gradualmente la presencia la presencia de sulfuros en fracturas, fuerte silicificación con emplazamiento de clorita en las fracturas que le da una coloración verde a la roca, éstas características terminan a los 171.55 m (1.20 m espesor) a partir de éste punto continua granodiorita silicificada, con fracturamiento moderado e inyección de vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada.
172.75	174.35	1.60	1.60	100.00	Continua granodiorita silicificada con vetillas de cuarzo e indicios de pirita fina diseminada, clorita en fracturas, también se tiene rellenando las fracturas en partes aisladas
174.35	175.75	1.40	1.40	100.00	Continua granodiorita silicificada con fracturamiento moderado, vetillas de cuarzo de 1 a 2 mm de espesor, a los 174.70 m se tiene una fractura de 2mm de espesor rellena por sulfuros, se tiene pirita fina diseminada a nivel de indicios
175.75	176.55	0.80	0.80	100.00	Granodiorita silicificada, fracturas con inyección de vetillas de cuarzo de 1 a 2 mm de espesor, diseminación de pirita fina diseminada a nivel de indicios, clorita emplazada en fracturas, el fracturamiento va de moderado hasta casi desaparecer
176.55	176.90	0.35	0.35	100.00	
Totales		176.90	156.00	88.19

DDH-2 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 66

April 5, 2007

DDH-2 Assays on Drill Log

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 67

April 5, 2007

Descripción Barreno No. 3; Plaza No. 3

De (metros)	A (metros)	Perforado (metros)	Recuperado (metros)	Recuperación (%)	Descripción
0.00	2.00	2.00	1.50	75.00	Se recuperó solamente material de relleno, constituido por arena del intrusivo granodiorítico
2.00	4.00	2.00	1.50	75.00	
4.00	6.00	2.00	1.50	75.00	
6.00	8.00	2.00	1.50	75.00	
8.00	9.20	1.20	1.20	100.00	
9.20	10.20	1.00	0.60	60.00	
10.20	11.20	1.00	0.65	65.00	
11.20	12.20	1.00	0.70	70.00	Los primeros 30cm se encuentra constituido por material de relleno (arena) a los 11.50m se tiene a la granodiorita muy alterada y oxidada, con fuerte fracturamiento, las fracturas se encuentran rellenas de óxidos de fierro y pirita fina diseminada.
12.20	13.20	1.00	0.70	70.00	
13.20	14.25	1.05	0.70	66.67	
14.25	15.25	1.00	0.70	70.00	
15.25	16.25	1.00	0.70	70.00	
16.25	17.30	1.05	1.00	95.24	
17.30	18.80	1.50	1.50	100.00	
18.80	20.30	1.50	1.50	100.00	Granodiorita con alteración por oxidación fuerte, se presenta con fuerte fracturamiento, en las fracturas se tiene pirita lixiviada, la que le da coloración rojiza a la roca, pirita fina diseminada.
20.30	22.30	2.00	2.00	100.00	
22.30	23.35	1.05	1.05	100.00	Granodiorita con ligero brechamiento, fracturamiento medio, abundantes óxidos en las fracturas, producto de la lixiviación de las piritas, silicificación de moderada a media, persisten los indicios de pirita fina diseminada.
23.35	24.80	1.45	1.45	100.00	
24.80	26.40	1.60	1.60	100.00	Granodiorita con fracturamiento de moderado a medio, en el que se tiene emplazamiento de óxidos de fierro y pirita lixiviada, también se presenta pirita fina diseminada, en algunas de las fracturas se tiene emplazamiento de clorita escasa.
26.40	28.40	2.00	2.00	100.00	
28.40	29.45	1.05	1.05	100.00	Granodiorita con intensa silicificación, fracturamiento de moderado a medio, inyección de vetillas de cuarzo de 1 a 2mm de espesor, fracturas rellenas de óxidos de fierro, vetilla de cuarzo de 2 cm de espesor con relleno de sulfuros y clorita la que se presenta de manera vertical, de 29.00 a 30.65 m se tiene ligero brechamiento, persisten los indicios de pirita fina diseminada.
29.45	31.05	1.60	1.60	100.00	
31.05	32.50	1.45	1.45	100.00	Granodiorita silicificada con fracturamiento de moderado a medio, fracturas rellenas de óxidos, con emplazamiento de pirita fina, persiste la pirita fina diseminada a nivel indicios
32.50	34.20	1.70	1.70	100.00	
34.20	35.60	1.40	1.20	85.71	Granodiorita con silicificación de media a fuerte, el fracturamiento va de moderado a medio, de 35.40 a 35.55m se tienen vetillas de cuarzo de 3 a 4mm de espesor, a los 36.20 m se tiene dique diorítico de 5 cm de espesor, de 36.80 a 37.40m se tiene ligero aumento en el fracturamiento, con presencia de clorita y pirita emplazadas en fracturas, persisten los indicios de pirita fina diseminada.
35.60	37.40	1.80	1.80	100.00	
37.40	38.40	1.00	1.00	100.00	Granodiorita con silicificación de media a fuerte, fracturamiento moderado con emplazamiento de óxidos, vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada.
38.40	41.75	3.35	3.05	91.04	Granodiorita con silicificación intensa, ligero fracturamiento en el que se tienen óxidos, indicios de pirita fina, vetillas de cuarzo de 1 a 2mm de espesor
41.75	44.80	3.05	3.05	100.00	Granodiorita con fuerte silicificación, indicios de pirita fina diseminada, vetillas de cuarzo de 5 mm de espesor la que presenta emplazamiento de sulfuros de 44.10 a 44.20 m la corta de manera longitudinal
44.80	47.85	3.05	3.05	100.00	Granodiorita con fuerte silicificación, fracturamiento muy moderado, persiste diseminación de pirita fina a nivel indicios
47.85	49.90	2.05	2.05	100.00	Granodiorita con silicificación de media a fuerte, aumenta el fracturamiento de medio a fuerte, emplazamiento de clorita y pirita en las fracturas en porciones ya muy lixiviada, la que le da una coloración amarillenta a rojiza, inyección de vetillas de cuarzo de 1 a 2 mm de espesor, tanto el fracturamiento como las vetillas se presentan de manera vertical.
49.90	51.00	1.10	1.10	100.00	
51.00	52.30	1.30	1.30	100.00	
52.30	54.05	1.75	1.75	100.00	Granodiorita con silicificación intensa, disminuye gradualmente el fracturamiento casi hasta desaparecer, se tienen indicios de pirita fina diseminada y en fracturas, vetillas de cuarzo de 1 a 2mm de espesor
54.05	57.10	3.05	3.05	100.00	
57.10	60.15	3.05	3.05	100.00	Continua granodiorita silicificada con indicios de pirita fina diseminada, fracturamiento moderado
60.15	63.20	3.05	3.05	100.00	Granodiorita silicificada con fracturamiento medio, vetillas de cuarzo de 1 a 2 mm de espesor, clorita y pirita emplazadas en fracturas, persisten los indicios de pirita fina diseminada.
63.20	64.70	1.50	0.90	60.00	Granodiorita con fuerte fracturamiento, epidota y clorita en fracturas así como indicios de pirita.
64.70	67.75	3.05	3.05	100.00	Granodiorita con fracturamiento de moderado a medio, vetillas de cuarzo de 2 cm de espesor con indicios de pirita, a los 65.70 m fracturas con clorita e indicios de pirita, una de ellas con salbanda y sulfuros (69.40m) vertical.
67.75	69.20	1.45	1.45	100.00	
69.20	72.25	3.05	3.05	100.00	Granodiorita con silicificación de media a fuerte y fracturamiento de moderado a medio, vetillas de cuarzo de 1 a 2mm de espesor, persisten indicios de pirita fina diseminada.
72.25	75.30	3.05	3.05	100.00	
75.30	76.70	1.40	1.40	100.00	Continua granodiorita con fuerte silicificación, inyección de vetillas de cuarzo de 1 a 2 mm de espesor, pirita fina diseminada a nivel indicios de 75.95 a 76.05m, dique diorítico con vetillas de cuarzo e indicios de pirita.
76.70	78.40	1.70	1.70	100.00	Continua granodiorita con silicificación intensa, fracturamiento moderado, casi desaparece, indicios de pirita fina diseminada, vetillas de cuarzo de 1 a 2mm de espesor
78.40	80.20	1.80	1.80	100.00	
80.20	83.25	3.05	3.05	100.00	Continua granodiorita compacta, sin fracturamiento (moderado) vetillas de cuarzo de hasta 1 cm de espesor, acompañadas de clorita, indicios de pirita fina diseminada, fuerte silicificación
83.25	86.30	3.05	3.05	100.00	
86.30	88.60	2.30	2.30	100.00	Continua granodiorita compacta, fuerte silicificación, fracturamiento moderado, clorita en las fracturas, vetillas de cuarzo de 2mm de espesor, acompañadas de indicios de pirita fina, persisten indicios de pirita fina diseminada, aunque de manera uniforme
88.60	92.65	3.05	3.05	100.00	
92.65	93.55	1.90	1.90	100.00	Granodiorita con silicificación fuerte, fracturamiento moderado, indicios de pirita fina diseminada de forma errática, ligero aumento en el fracturamiento de 93.35 a 96.80m, persisten indicios de pirita fina diseminada de forma uniforme
93.55	96.60	3.05	3.05	100.00	
96.60	97.60	1.00	1.00	100.00	
97.60	99.65	2.05	2.05	100.00	Continua granodiorita con silicificación intensa, pirita fina diseminada de forma uniforme, a los 92.80m vetilla de cuarzo de 2 cm de espesor, al alto se tiene fractura rellena de cuarzo y abundantes sulfuros, al parecer continua la granodiorita silicificada compacta con indicios de pirita fina diseminada.

DDH-3 Drill Log

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 68

April 5, 2007

99.60	102.70	3.10	3.10	100.00	Granodiorita con silicificación intensa, venillas de cuarzo de 1 a 2 mm de espesor, algunas se encuentran rellenas de clorita e indicios de pirita y calcopirita fina, pirita la pirita fina diseminada a nivel indicios, a los 102.35 m se presenta zona de brechamiento y fracturamiento intenso
102.70	103.90	1.20	1.20	100.00	Granodiorita con fuerte brechamiento y fracturamiento, venillas de cuarzo de 1 a 3 mm de espesor, minerales rellenando fracturas, pirita fina tanto diseminada como rellenando algunas de las fracturas, silicificación fuerte
103.90	104.90	1.00	0.65	65.00	
104.90	105.90	1.00	0.65	65.00	Continúa brechamiento intenso, indicios de pirita fina diseminada y rellenando fracturas, venillas de cuarzo de 1 a 3 mm de espesor
105.90	106.90	1.00	0.30	30.00	Granodiorita con fuerte brechamiento, a los 106.30 m se empieza a cortar dique dacítico (?), también con fuerte fracturamiento, se tiene pirita rellenando las fracturas
106.90	107.90	1.00	0.80	80.00	Dique dacítico con fuerte fracturamiento, venillas de cuarzo de 1 a 2 mm de espesor, fracturas con emplazamiento de pirita rellenándolas, también se tienen indicios de pirita fina diseminada
107.90	109.20	1.30	1.05	80.77	
109.20	111.20	2.00	2.00	100.00	Continúa dique con fracturamiento de moderado a medio, en algunas fracturas se tiene emplazamiento de venillas de cuarzo con indicios de pirita y calcopirita fina diseminada y algo de clorita (poca)
111.20	111.95	0.75	0.75	100.00	
111.95	113.40	1.45	1.45	100.00	Continúa dique con silicificación de moderada a media, el fracturamiento es moderado, a los 113.05 m se tiene fractura de 1 cm de espesor, en la que se tiene emplazamiento de sulfuros (pirita y calcopirita) y cuarzo, venillas de cuarzo de 1 a 2 mm de espesor
113.40	114.80	1.40	1.40	100.00	Continúa dique con las mismas características, aumenta el fracturamiento, venillas de cuarzo de 1 a 2 mm de espesor
114.80	116.60	1.80	1.80	100.00	Continúa dique dacítico con fracturamiento, el que se hace de medio a moderado, silicificación de moderada a media, venillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada de manera errática
116.60	118.20	1.60	1.60	100.00	
118.20	118.60	0.40	0.40	100.00	Continúa dique, ligero aumento en el fracturamiento, venillas de cuarzo de 1 a 2 mm de espesor, silicificación de media a moderada, en el fondo se cambió de diámetro de NQ a BQ
118.60	121.15	2.55	2.55	100.00	Continúa dique con fracturamiento moderado, a los 118.65 m venillas de cuarzo de 1 cm de espesor con sulfuros (pirita y calcopirita), inyección de venillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada
121.15	122.20	1.05	1.05	100.00	
122.20	123.20	1.00	0.80	80.00	Dique dacítico con fuerte fracturamiento, venillas de cuarzo de 1 a 2 mm de espesor, silicificación moderada, en las fracturas se tiene emplazamiento de pirita y calcopirita
123.20	124.20	1.00	0.90	90.00	
124.20	125.20	1.00	0.90	90.00	Continúa dique con fracturamiento intenso, a los 124.70 m se encuentra nuevamente a la granodiorita, la que se presenta muy brechada y fracturada, ligera cloritización, fracturas rellenas de clorita e indicios de pirita fina diseminada
125.20	126.20	1.00	0.90	90.00	Continúa granodiorita brechada, fracturamiento de moderado a intenso, fracturas rellenas de clorita e indicios de pirita, la silicificación es de media a fuerte
126.20	127.25	1.05	0.60	57.14	Continúa granodiorita con fuerte fracturamiento, fracturas rellenas de clorita e indicios de pirita, tanto en las fracturas como diseminada, venillas de cuarzo de 1 a 2 mm de espesor.
127.25	128.35	1.10	0.90	81.82	
128.35	129.30	0.95	0.95	100.00	Continúa granodiorita con fuerte fracturamiento, en los últimos 30 cm la silicificación es muy intensa, venillas de cuarzo de 1 a 2 mm de espesor, se tiene fuerte brechamiento, de 128.40 a 128.95 m indicios de pirita fina diseminada
129.30	130.35	1.05	1.00	95.24	Inicia dique dacítico con fracturamiento medio (zonado), este fracturamiento tiene emplazamiento de sulfuros (pirita y calcopirita), así como clorita en fracturas (cloritizado), ligera diseminación de pirita fina a nivel indicios, el dique es de textura fina
130.35	131.15	0.80	0.75	93.75	Continúa dique dacítico con fuerte fracturamiento, fracturas rellenas por cuarzo y sulfuros, silicificación de moderada a media, venillas de cuarzo de 1 a 2 mm de espesor
131.15	133.35	2.20	2.20	100.00	
133.35	134.00	0.65	0.40	61.54	Continúa dique dacítico, con fracturamiento de medio a fuerte, fracturas rellenas por pirita y calcopirita, venillas de cuarzo de 1 a 2 mm espesor, se aprecian indicios de clorita emplazada en las fracturas y óxidos de fierro, silicificación moderada, indicios de pirita fina diseminada
134.00	134.65	0.65	0.60	92.31	
134.65	135.65	1.00	0.90	90.00	
135.65	136.40	0.75	0.75	100.00	
136.40	137.70	1.30	1.00	76.92	
137.70	138.60	0.90	0.70	77.78	Continúa dique dacítico con fracturamiento de medio a intenso, continúa fracturas rellenas por sulfuros (pirita y calcopirita), poca clorita en las fracturas, venillas de cuarzo de 1 a 2 mm de espesor, silicificación de media a fuerte
138.60	139.45	0.85	0.85	100.00	Continúa dique con fuerte fracturamiento, a los 139.00 m se presenta la granodiorita con fuerte silicificación, venillas de cuarzo de 2 cm de espesor, indicios de sulfuros, clorita en fracturas, a los 140.60 m inicia nuevamente el dique dacítico con fracturamiento moderado, sulfuros en fracturas y venillas de cuarzo de 1 a 2 mm de espesor, fuerte silicificación
139.45	141.05	1.60	1.60	100.00	
141.05	142.05	1.00	1.00	100.00	Continúa dique dacítico con fuerte silicificación, fracturamiento moderado, venillas de cuarzo y calcita de 1 a 2 mm de espesor, no se observan sulfuros, a los 141.40 m inicia serie de fracturas con relleno de sulfuros y cuarzo, aumenta gradualmente el fracturamiento, a los 143.60 m se tiene venilla de cuarzo de 2 cm de espesor con sulfuros, fuerte fracturamiento, roca cloritizada
142.05	143.65	1.60	1.60	100.00	
143.65	144.65	1.00	0.70	70.00	
144.65	145.40	0.75	0.60	80.00	Continúa el mismo dique dacítico, a los 145.05 m se tiene venilla de cuarzo de 3 cm de espesor, con emplazamiento de sulfuros (pirita y calcopirita), pasando esta estructura se presenta el dique porfídico el que presenta silicificación de media a fuerte e indicios de pirita diseminada, a partir de los 145.30 m se tiene el dique porfídico con silicificación de media a fuerte, el fracturamiento es de medio a moderado, a partir de los 148.00 m se hace más intenso, algunas de las fracturillas se tienen rellenas por indicios de sulfuros (pirita y calcopirita), venillas de calcita de 1 a 2 mm de espesor
145.40	146.20	0.80	0.70	87.50	
146.20	148.70	2.50	2.40	96.00	
148.70	149.70	1.00	0.70	70.00	Continúa dique porfídico, con fracturamiento moderado, venillas de calcita de 1 a 2 mm de espesor, silicificación de moderada a media, el fracturamiento se hace moderado, continúa la presencia de venillas de calcita de 1 a 2 mm de espesor, indicios de pirita fina distribuida de manera errática
149.70	152.60	2.90	2.90	100.00	
152.60	154.95	2.35	2.35	100.00	Continúa dique porfídico, aumenta el fracturamiento, el que se tiene relleno por calcita y sulfuros (pirita y calcopirita), también se tiene presencia de clorita en las fracturas, presencia de venillas de cuarzo de 1 a 2 mm de espesor
154.95	156.15	1.20	1.20	100.00	
156.15	157.85	1.70	1.70	100.00	Continúa dique porfídico con fuerte silicificación, venillas de cuarzo de 1 a 2 mm de espesor, fracturas rellenas por sulfuros (pirita-calcopirita), fracturamiento de moderado a medio
157.85	160.90	3.05	3.05	100.00	Dique porfídico con silicificación de media a fuerte, venillas de cuarzo y calcita de 1 a 2 mm de espesor, fracturas con emplazamiento de sulfuros (pirita-calcopirita), fracturamiento de moderado a medio, al final del tramo aumenta gradualmente el fracturamiento, clorita rellenando fracturas, cuyo espesor es de 1 a 2 mm
160.90	162.80	1.90	1.80	94.74

DDH-3 (Cont.) Drill Log

DDH-3 Drill Log (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 69

April 5, 2007

162.80	163.75	0.95	0.25	26.32	Se penetra en zona de fuerte fracturamiento en el dique, en donde se tiene abundante milonita, clorita rellenando las fracturas, indicios de pirita fina diseminada.
163.75	164.45	0.70	0.40	57.14	Dique de textura porfídica con fuerte fracturamiento, sulfuros rellenando fracturas, también se tiene clorita en las mismas fracturas, se tiene milonita la que gran parte se lavo y no se recuperó, silicificación media a fuerte
164.45	165.10	0.65	0.20	30.77	
165.10	165.75	0.65	0.20	30.77	
165.75	166.60	0.85	0.25	29.41	
166.60	167.05	0.45	0.10	22.22	
167.05	167.50	0.45	0.10	22.22	No se recuperó núcleo, se cree que es zona de falla con milonita y arcillas
167.50	168.60	1.10	0.00	0.00	
168.60	169.95	1.35	0.00	0.00	
169.95	170.95	1.00	0.00	0.00	
170.95	171.95	1.00	0.00	0.00	
171.95	173.00	1.05	0.00	0.00	
173.00	174.10	1.10	0.30	27.27	Se penetra a zona de brechamiento con abundantes sulfuros, continua fuerte fracturamiento, vetillas de cuarzo, drusas con cuarzo (cristales); pirita, calcopirita, hematita, argentita (?)
174.10	174.80	0.70	0.40	57.14	Veta de cuarzo con fuerte brechamiento y fracturamiento presencia de clorita y pirita-calcopirita rellenando fracturas, de la apariencia de granodiorita muy silicificada.
174.80	175.85	1.05	0.65	61.90	Continúan las mismas características de la veta, brechamiento y fracturamiento, vetillas de cuarzo de 2 a 3 cm de espesor color blanco lechoso
175.85	176.80	0.95	0.80	84.21	Continua veta de cuarzo de color blanco lechoso con fracturas rellenas de sulfuros de color gris a negro (argentita?) también se tiene clorita, a los 176.30 m se penetra a zona con fuerte brechamiento y fracturamiento, clorita emplazada en fracturas, así como sulfuros (pirita-calcopirita)
176.80	178.00	1.20	1.00	83.33	A los 176.95 m termina veta, para penetrar en granodiorita con fuerte silicificación, con presencia de vetillas de cuarzo de hasta 3 cm de espesor, sulfuros emplazados en fracturas, abundante clorita la que se encuentra emplazada en las fracturas
178.00	178.85	0.85	0.75	88.24	Continúan mismas características, a los 178.10 m se tiene pequeña zona de brechamiento de 5 cm de espesor, para penetrar a veta de cuarzo blanco lechoso con fracturas rellenas por sulfuros de plata (?), así como pirita-calcopirita, además de clorita.
178.85	180.80	1.95	1.80	92.31	Se tiene granodiorita de color blanco-gris verdoso, con fuerte silicificación, emplazamiento de vetillas de cuarzo de 1 a 2 cm de espesor rellenas por sulfuros y clorita.
180.80	181.80	1.00	0.70	70.00	Continua granodiorita silicificada con vetillas de cuarzo de color blanco lechoso, a los 181.65 m se tiene vetilla de cuarzo de 15 cm de espesor, continua presencia de clorita y sulfuros en fracturas, fracturamiento moderado
181.80	182.55	0.75	0.30	40.00	
182.55	183.50	0.95	0.30	31.58	Continua granodiorita con fuerte fracturamiento y silicificación intensa, a los 183.10 m empieza a cortar veta de cuarzo de color blanco lechoso con abundantes sulfuros (argentita, pirita-calcopirita), se tiene presencia de clorita rellenando fracturas
183.50	184.45	0.95	0.40	42.11	Se tienen las mismas características de la veta, aumentando el fracturamiento
184.45	185.95	1.50	0.90	60.00	Mismas características de la veta, aumenta considerablemente la presencia de sulfuros que son mas abundantes
185.95	187.50	1.55	1.25	80.65	Persisten las mismas características, a los 186.55 m los sulfuros se presentan de forma masiva, solo se observan éstos, la presencia de cuarzo es menor
187.50	189.20	1.70	1.40	82.35	Continúan las mismas características de la veta, aumentando la presencia de cuarzo blanco lechoso
189.20	190.55	1.35	0.95	70.37	Continúan las mismas características de la estructura.
190.55	191.55	1.00	0.00	0.00	No se recuperó núcleo, penetró en falla, en donde se observan solamente 3 fragmentos de roca rodados por abundante milonita y arcillas
191.55	192.05	0.50	0.35	70.00	Granodiorita con silicificación intensa, al final del tramo últimos 15 cm se tiene brechamiento con vetillas de cuarzo las que forman entramado o enrejado con indicios de sulfuros emplazados en las fracturas
192.05	192.55	0.50	0.25	50.00	Continua roca silicificada con fuerte fracturamiento, vetillas de cuarzo de 4 cm de espesor con emplazamiento de sulfuros
192.55	193.55	1.00	0.60	60.00	Se penetra a dique andesítico de textura fina, el primer metro muy fracturado y silicificado, vetillas de cuarzo de 1 a 2 mm de espesor, sulfuros (pirita fina) diseminada de manera errática.
193.55	195.25	1.70	1.50	88.24	
195.25	196.75	1.50	1.45	96.67	Continua dique, a los 195.30 m se tienen 3 fracturas paralelas de 1 cm de espesor con relleno de sulfuros, se tiene ligero brechamiento, a los 199.05 m se tiene veta de cuarzo de color blanco de 5 cm de espesor, prosiguiendo continua dique, a los 196.15 m se corta veta de cuarzo con sulfuros, la que se observa casi vertical o cuando menos con inclinación de 80° aproximadamente
196.75	198.55	1.80	1.80	100.00	Continua cortando veta de cuarzo con sulfuros en fracturas, se observa que éstas son de 80° de inclinación ya que hay tramos con granodiorita silicificada, presencia de drusas, fracturamiento de medio a fuerte
198.55	199.80	1.25	1.25	100.00	Continua veta de cuarzo casi vertical a los 198.80 m se tienen abundantes sulfuros de forma masiva, los cuales se presentan hasta los 199.15 m, para continuar veta de cuarzo con fuerte brechamiento con presencia de forma abundante de sulfuros rellenando fracturas, al final del tramo se tiene fractura con milonita.
199.80	201.90	2.10	2.10	100.00	Continua veta de cuarzo con fuerte brechamiento, fragmentos rodados de cuarzo, se tienen sulfuros rellenando fracturas, así como clorita la que se encuentra rellenando las fracturas, a los 201.20 m se tiene el contacto con la granodiorita con fuerte alteración clorítica, a los 201.50 m se tiene zona de fracturamiento intenso en la granodiorita, silicificación moderada, presencia de vetillas de cuarzo de 1 a 2 mm de espesor
Totales		201.90	175.00	86.68

DDH-3 Assays on Drill Log DDH-3

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 70

April 5, 2007

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 71

April 5, 2007

DDH 3 Assays on Drill Log DDH-3 (Cont.)

DDH-4 Drill Log

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 72

April 5, 2007

De (metros)	A (metros)	Perforado (metros)	Recuperado (metros)	Recuperación (%)	Descripción
0.00	4.00	4.00	3.60	90.00	Solo se recuperó arena se deduce que es relleno del mismo arroyo en donde está ubicado el barreno
4.00	8.00	4.00	3.60	90.00	
8.00	9.35	1.35	0.50	37.04	Continua material de relleno (arena), al inicio se tienen dos fragmentos de rocas que no se pueden identificar claramente, tal vez sean rodados del mismo relleno en el arroyo, a los 9.20 m se tiene a la granodiorita muy alterada e intemperizada
9.35	12.35	3.00	0.05	1.67	Se recuperó solamente un fragmento de la granodiorita muy alterada por el intemperismo
12.35	15.40	3.05	0.25	8.20	Granodiorita muy alterada, a los 13.35 m inicia veta de cuarzo de color blanco lechoso con presencia de sulfuros, (pirita y calcopirita) se observan fragmentos color gris de forma irregular
15.40	15.75	0.35	0.15	42.86	Continua veta de cuarzo, en la que aumenta la presencia de los sulfuros, se molió gran parte de la estructura, fue muy baja la recuperación no es posible definir de manera precisa el espesor de la estructura
15.75	16.80	1.05	0.20	19.05	Granodiorita muy alterada, con fuerte oxidación
16.80	19.10	2.30	0.35	15.22	Inicia granodiorita muy fracturada con inyección de vetillas de cuarzo de 1 a 2 mm de espesor, el fracturamiento es fuerte, con emplazamiento de óxidos en las fracturas e indicios de pirita
19.10	20.10	1.00	0.75	75.00	Solo se recuperó arena se interpreta que se molió la muestra
20.10	20.50	0.40	0.35	87.50	Se recuperó arena y un fragmento de 8 cm de granodiorita con fuerte alteración y oxidación en fracturas que le da una coloración de amarillenta a rojiza, con vetillas de cuarzo de 2 mm de espesor
20.50	21.60	1.10	0.90	81.82	De los 90 cm recuperados 60 cm son arena (inicio del tramo) en los 30 cm restantes se tiene a la granodiorita alterada, con fracturamiento en el que se tienen óxidos de fierro e indicios de pirita
21.60	22.70	1.10	0.95	86.36	Los primeros 70 cm recuperados se trata de arena, el resto es la granodiorita alterada y fracturada en la que se tiene emplazamiento de óxidos en las fracturas
22.70	23.55	0.85	0.45	52.94	Granodiorita muy fracturada, en la que se tiene emplazamiento de óxidos en las fracturas, así como indicios de pirita emplazada en las mismas fracturas, vetilla de cuarzo de color blanco lechoso la que presenta 1 cm de espesor
23.55	24.65	1.10	0.70	63.64	Granodiorita con fuerte fracturamiento, silicificación moderada, persisten óxidos en fracturas e inicia diseminación moderada de pirita fina, en algunas fracturas se tiene emplazamiento de clorita
24.65	25.30	0.65	0.50	76.92	Granodiorita con fracturamiento moderado, silicificación moderada, indicios de pirita fina diseminada, algunas de las fracturillas se tienen rellenas por clorita
25.30	26.05	0.75	0.75	100.00	Granodiorita con ligero fracturamiento, indicios de pirita fina diseminada y emplazada en fracturas, silicificación moderada
26.05	26.60	0.55	0.50	90.91	
26.60	27.70	1.10	1.10	100.00	
27.70	29.50	1.80	1.60	88.89	Granodiorita en la que aumenta el fracturamiento de moderado a medio, en el que se tiene emplazamiento de clorita y aumenta la presencia de sulfuros (pirita) en las fracturas, a los 28.40 m se tiene fragmento de dique diorítico (?) de 4 cm de espesor
29.50	30.00	0.50	0.45	90.00	Granodiorita con fracturamiento de moderado a medio, indicios de pirita fina diseminada de forma irregular, se tiene presencia de clorita rellenando algunas de las fracturas, así como emplazamiento de pirita, se tiene silicificación de moderada a media
30.00	31.25	1.25	1.00	80.00	
31.25	32.10	0.85	0.80	94.12	
32.10	33.35	1.25	1.25	100.00	
33.35	34.25	0.90	0.90	100.00	Granodiorita con fracturamiento moderado, silicificación moderada, el fracturamiento va aumentando gradualmente hasta hacerse intenso a partir de los 35.80 m, indicios de pirita fina diseminada de forma aislada, óxidos de fierro emplazados en fracturas
34.25	34.80	0.55	0.55	100.00	
34.80	35.80	1.00	0.85	85.00	
35.80	36.85	1.05	0.40	38.10	
36.85	37.65	0.80	0.55	68.75	Continua granodiorita con fuerte fracturamiento, óxidos de fierro emplazados en el fracturamiento, indicios de pirita fina diseminada y rellenando algunas de las fracturas
37.65	37.90	0.25	0.20	80.00	
37.90	38.30	0.40	0.35	87.50	
38.30	39.50	1.20	1.20	100.00	Inicia a cortar veta de cuarzo de 3 a 4 cm de espesor de forma longitudinal, por lo que ésta es casi paralela a la inclinación del barreno, de los 38.30 a 38.60 m, presenta sulfuros e inyección de vetillas de cuarzo de 1 a 2 mm de espesor, a partir de los 39.35 m se tiene una pequeña zona fracturada de 4 cm de espesor con sulfuros (pirita y calcopirita) rellenando las fracturas
39.50	40.90	1.40	1.15	82.14	Inicia granodiorita con fracturamiento intenso, con indicios de pirita fina diseminada, a los 40.10 m se tiene vetilla de cuarzo de 1 cm de espesor con emplazamiento de sulfuros, pasando ésta vetilla continua granodiorita fracturada
40.90	41.65	0.75	0.45	60.00	Granodiorita con fracturamiento de moderado a intenso, alteración por silicificación la que es media, pirita fina diseminada de manera errática
41.65	42.60	0.95	0.90	94.74	
42.60	44.25	1.65	0.50	30.30	Granodiorita con fracturamiento intenso, a los 44.15 m se tiene una fracturilla con emplazamiento de epidota, vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada de manera errática, a partir de los 46.10 m disminuye considerablemente el fracturamiento hasta mostrarse a moderado, la alteración por silicificación va de moderada a media
44.25	44.80	0.55	0.30	54.55	
44.80	45.70	0.90	0.25	27.78	
45.70	46.30	0.60	0.50	83.33	
46.30	47.95	1.65	1.65	100.00	
47.95	49.25	1.30	1.30	100.00	Granodiorita con silicificación media, fracturamiento de moderado a medio e indicios de pirita fina diseminada, vetillas de cuarzo de 1 a 2 mm de espesor, se tiene clorita rellenando fracturas
49.25	51.75	2.50	2.50	100.00	
51.75	52.70	0.95	0.95	100.00	Continua la granodiorita con las mismas características, a los 52.30 m se tiene dique diorítico de 8 cm de espesor
52.70	54.00	1.30	1.30	100.00	Granodiorita en la que aumenta la silicificación de media a fuerte, fracturamiento con emplazamiento de clorita en fracturas, vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada
54.00	55.70	1.70	1.70	100.00	Granodiorita en la que aumenta el fracturamiento y la silicificación, se tiene presencia de clorita y epidota en fracturas, a los 54.75 m penetra a zona de brechamiento, en la que se tienen vetillas de cuarzo de hasta 1 cm de espesor, así como sulfuros rellenando fracturas, formando un pequeño stockwork, el que termina a los 55.30 m (55 cm de espesor) continua la granodiorita fracturada a los 55.40 m se tiene una veta de 5 cm de espesor, la que esta constituida por cuarzo color blanco de cristalino a lechoso con indicios de pirita fina
55.70	57.05	1.35	1.30	96.30	Granodiorita silicificada con indicios de pirita fina diseminada, presencia de vetillas de cuarzo de 1 a 2 mm de espesor, clorita rellenando fracturas, a los 57.45 m fracturilla con relleno de óxidos de fierro y pirita lixiviada
57.05	57.95	0.90	0.80	88.89	
57.95	58.80	0.85	0.60	70.59	
Totales		58.80	41.90	71.26

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 73

April 5, 2007

DDH-4 Sample Splits marked on Drill Log DDH-4

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 74

April 5, 2007

De (metros)	A (metros)	Perforado (metros)	Recuperado (metros)	Recuperación (%)	Descripción
0.00	2.00	2.00	1.00	50.00	Solo se recuperó material de relleno, el cual parece ser arena de la granodiorita molida, la que se presenta de color café
2.00	3.50	1.50	1.00	66.67	
3.50	5.30	1.80	1.20	66.67	Continúa arena, material de relleno, a los 3.70 m se tiene fragmento de diorita de 25 cm de espesor al que se le observan con vetillas de cuarzo de 1 a 2 mm de espesor
5.30	6.95	1.65	1.65	100.00	Material de relleno, constituido por arena o material molido de la granodiorita debido a que esta roca se encuentra muy deleznable producto de la fuerte alteración que tiene producto del intemperismo, como se puede apreciar a los 9.30 m en donde se tiene fragmento de 5 cm de la granodiorita alterada, a los 11.95 m se tiene a la granodiorita un poco sana con indicios de pirita fina diseminada, a los 12.20 m se presenta nuevamente roca alterada, por lo que la recuperación es arena o material molido
6.95	8.95	2.00	2.00	100.00	
8.95	10.00	1.05	1.00	95.24	
10.00	12.20	2.20	0.75	34.09	
12.20	13.05	0.85	0.60	70.59	
13.05	14.10	1.05	0.90	85.71	Se tiene granodiorita sana con fracturamiento de moderado a medio, alteración por silicificación de moderada a media, fracturas rellenas de óxidos de fierro, indicios de pirita fina distribuida de manera errática
14.10	15.40	1.30	1.20	92.31	Granodiorita con fracturamiento de moderado a medio, presencia de vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada de manera errática, ligero aumento en la silicificación
15.40	16.90	1.50	1.50	100.00	Granodiorita con fracturamiento medio a fuerte y nuevamente a medio, la silicificación es media, indicios de pirita fina distribuida en puntos aislados
16.90	17.55	0.65	0.60	92.31	Granodiorita con fracturamiento moderado, ligero aumento en la silicificación, la pirita se presenta de manera más escasa, casi hasta desaparecer, pero aún se tiene en puntos aislados
17.55	18.50	0.95	0.95	100.00	Granodiorita compacta, con fracturamiento moderado, silicificación de moderada a media, persisten los indicios de pirita fina diseminada, últimos 5 cm se tiene brechamiento y la silicificación se hace más intensa, se tienen fracturas rellenas de clorita e indicios de pirita
18.50	19.05	0.55	0.55	100.00	Granodiorita compacta con fracturamiento moderado, la silicificación es de media a fuerte, persisten los indicios de pirita fina diseminada
19.05	20.60	1.55	1.55	100.00	Granodiorita en la que se tiene ligero aumento en el fracturamiento, se tienen fracturas rellenas de clorita y pirita, vetillas de cuarzo de 1 a 2 mm de espesor, persisten indicios de pirita fina diseminada
20.60	21.85	1.25	1.25	100.00	Granodiorita con silicificación de moderada a media, el fracturamiento es medio, persisten fracturas con relleno de clorita y pirita en mínimos indicios, continúan los indicios de pirita fina diseminada
21.85	23.15	1.30	1.30	100.00	
23.15	23.45	0.30	0.30	100.00	
23.45	24.85	1.40	1.40	100.00	
24.85	26.30	1.45	1.35	93.10	
26.30	28.05	1.75	1.65	94.29	Continúa la granodiorita compacta con alteración por silicificación intensa, a los 26.70 m presenta dique diorítico, al que termina a los 27.05 m (35 cm de espesor) este presenta vetillas de cuarzo de 1 a 2 mm de espesor e indicios de pirita fina diseminada la que también se encuentra rellenando fracturas, pasando este dique se tiene a la granodiorita con fracturamiento de moderado a medio, continuación de vetillas de cuarzo de 1 a 2 mm de espesor
28.05	28.75	0.70	0.70	100.00	Granodiorita con cloritización moderada, silicificación de media a fuerte, vetillas de cuarzo de 1 a 2 mm de espesor, clorita rellenando fracturas, al final del tramo se tiene 5 cm de fracturas rellenas de óxidos de fierro
28.75	29.85	1.10	0.45	40.91	Granodiorita con fuerte alteración argílica y oxidación que le da a la roca (granodiorita) una coloración café
29.85	31.10	1.25	0.25	20.00	Zona con fuerte fracturamiento, de 30.05 a 31.10 m se presenta con fuerte oxidación, la recuperación que se tuvo fueron solamente fragmentos de granodiorita muy oxidada
31.10	31.95	0.85	0.50	58.82	Continúa granodiorita con fuerte oxidación y fracturamiento intenso, abundantes óxidos de fierro a los 31.50 m desaparecen los óxidos, continúa la granodiorita silicificada con fuerte fracturamiento
31.95	32.50	0.55	0.40	72.73	Continúa la granodiorita con fuerte fracturamiento, silicificación de moderada a media, indicios de pirita fina diseminada de forma aislada, se tiene clorita y epidota rellenando fracturas
32.50	33.65	1.15	1.05	91.30	
33.65	35.10	1.45	1.10	75.86	Granodiorita silicificada a los 33.70 m vetilla de cuarzo de 4 cm de espesor, la que presenta indicios de pirita fina, pasando esta veta continúa la granodiorita con silicificación de media a fuerte, el fracturamiento es de moderado a medio, persisten los indicios de pirita fina diseminada
35.10	36.65	1.55	1.45	93.55	Inicia veta de cuarzo blanco lechoso con presencia de sulfuros (pirita y calcopirita) óxidos rellenando fracturas, su espesor es de 40 cm, se encuentra muy fracturada, pasando la se tiene la granodiorita muy brechada y fracturada con diseminación de pirita, vetillas de cuarzo de 1 a 2 mm de espesor, clorita rellenando fracturas, fuerte silicificación
36.65	37.50	0.85	0.30	35.29	Continúa zona de brechamiento y fracturamiento intenso
37.50	38.00	0.50	0.45	90.00	Se termina el brechamiento y disminuye gradualmente el fracturamiento, silicificación de media a fuerte, sobre todo en los últimos 15 cm, en donde se tiene clorita en las fracturas
38.00	39.40	1.40	1.30	92.86	Granodiorita con fracturamiento medio, silicificación de moderado a fuerte, indicios de pirita fina diseminada, la que se encuentra asociada a las fracturas
39.40	39.85	0.45	0.45	100.00	Granodiorita fracturada, silicificación media, clorita en fracturas, de 39.90 a 40.20 m se tiene dique diorítico, pasando se tiene granodiorita fracturada, óxidos en fracturas, silicificación de moderada a media
39.85	41.40	1.55	1.00	64.52	
41.40	42.60	1.20	0.95	79.17	Granodiorita con fracturamiento de medio a fuerte, silicificación media, vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita fina diseminada
42.60	43.70	1.10	1.05	95.45	Granodiorita con silicificación de media a fuerte, vetillas de cuarzo de 1 a 3 mm de espesor, indicios de pirita fina diseminada, fracturamiento moderado
43.70	44.65	0.95	0.90	94.74	Granodiorita con fracturamiento moderado, silicificación fuerte, indicios de pirita fina diseminada, vetillas de cuarzo de 1 a 3 mm de espesor, de 46.95 a 47.30 m se tiene dique diorítico con indicios de pirita, pasando continúa granodiorita con mismas características, de 46.80 a 47.00 m zona brechada con vetillas de cuarzo de 1 cm de espesor e indicios de pirita, clorita rellenando fracturas, a los 48.15 m inicia fuerte fracturamiento
44.65	46.35	1.70	1.70	100.00	
46.35	48.20	1.85	1.85	100.00	
48.20	49.45	1.25	1.20	96.00	Granodiorita en la que en los primeros 40 cm se encuentra con fuerte fracturamiento, luego se hace fracturamiento medio a moderado, silicificación fuerte, vetillas de cuarzo de 1 a 2 mm de espesor, pirita fina diseminada de forma aislada (errática)
49.45	50.60	1.15	1.05	91.30	
50.60	51.55	0.95	0.95	100.00	
51.55	53.65	2.10	2.05	97.62	Granodiorita silicificada (media a fuerte) fracturamiento moderado, vetillas de cuarzo de 1 a 2 mm de espesor, indicios de pirita, a los 53.35 nuevamente fracturamiento a fuerte, milonita en las fracturas
53.65	55.40	1.75	1.50	85.71

DDH-6 Drill Log

Drill Log DDH-6 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 75

April 5, 2007

DDH-6 Sample Splits marked on Drill Log DDH-6

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 76

April 5, 2007

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 77

April 5, 2007

APPENDIX VI       Certificates of Analysis for 2006 Servicio Geológico Mexicano

Core Sampling

Assays DDH-1

SGM
Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 3648
No. Cotización: 201751
Fecha de Recepción: 14-09-05
Procedencia: CONV.SGM-FIFOMI MINA MIRAVALLES HUICICILA MPIO.C
Fecha de Salida: 23-09-05

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4
	Elemento / Compuesto	Ag	Au	Cu
	Unidad	ppm	ppm	%
Limites de Detección		1 ppm	0.001 ppm	0.001 %
Consecutivo Lab.	Ident. Campo			
16493	MBUN-01	1	0.011	0.019
16494	MBUN-02	2	0.029	0.05
16495	MBUN-03	1	0.013	0.015
16496	MBUN-04	1	0.01	0.006
16497	MBUN-05	1	0.009	0.006
16498	MBUN-06	2	N.D	0.006
16499	MBUN-07	1	0.007	0.007
16500	MBUN-08	2	0.012	0.008
16501	MBUN-09	2	0.011	0.012
16502	MBUN-10	3	0.022	0.017
16503	MBUN-11	2	0.009	0.016
16504	MBUN-12	2	0.014	0.012
16505	MBUN-07-DPL	1	0.007	0.007
16506	MBUN-13	2	0.015	0.013
16507	MBUN-14	2	0.007	0.015
16508	MBUN-15	3	0.013	0.015
16509	MBUN-16	3	0.013	0.013
16510	MBUN-17	2	0.166	0.012
16511	MBUN-18	3	0.012	0.014
16512	MBUN-19	6	0.099	0.025
16513	MBUN-20	18	0.266	0.064
16514	MBUN-21	3	0.018	0.015
16515	MBUN-22	13	0.266	0.04
16516	MBUN-23	8	0.028	0.046
16517	MBUN-15-DPL	3	0.015	0.014
% Precisión (por duplicados)		100	93.3	96.7

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. de Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 25 muestras y 75 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 1 de 2

Assays DDH-1 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 78

April 5, 2007

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 3648
No. Cotización: 201751
Fecha de Recepción: 14-09-05
Procedencia: CONV.SGM-FIFOMI MINA MIRAVALLES HUICICILA MPIO.C
Fecha de Salida: 23-09-05

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

Metodos Utilizados: 4 =ABSORCION ATOMICA 6 =ENSAYE AL FUEGO
Unidades: % = Porciento ppm = partes por millon
Elementos / compuesto: Ag = PLATA Au = ORO Cu = COBRE
Observaciones: N.D. = NO DETECTADO, CONVERSION 1 ppm = 1 g/t.

Duplicado (s): = * Se tomó la (s) Muestra (s) del Consecutivo Lab.: 16499 16508

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. de Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 25 muestras y 75 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 2 de 2

Assays DDH 2 and 4

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 79

April 5, 2007

SGM Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4583
No. Cotización: 202711
Fecha de Recepción: 05-06-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 12-06-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Limites de Detección		1 ppm	0.001 ppm	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
24619	BDD2-01	1	0.011	0.012	-----	-----
24620	BDD2-02	1	0.026	0.008	-----	-----
24621	BDD2-03	3	0.011	0.013	-----	-----
24622	BDD2-04	2	0.009	0.011	-----	-----
24623	BDD2-05	3	N.D	0.012	-----	-----
24624	BDD2-06	2	0.024	0.016	-----	-----
24625	BDD2-07	4	0.012	0.009	-----	-----
24626	BDD2-08	15	1.533	0.062	-----	-----
24627	BDD2-09	3	0.021	0.017	-----	-----
24628	BDD2-10	2	0.017	0.016	-----	-----
24629	BDD2-11	2	0.021	0.036	-----	-----
24630	BDD4-01	6	0.034	0.027	0.016	0.018
24631	BDD2-03-DPL	2	0.012	0.011	-----	-----
24632	BDD4-02	10	0.037	0.028	0.023	0.007
24633	BDD4-03	27	4.866	0.029	0.102	0.318
24634	BDD4-04	2	0.029	0.011	0.016	0.021
24635	BDD4-05	1	0.043	0.005	0.012	0.005
24636	BDD4-06	2	0.099	0.017	0.009	0.005
24637	BDD4-07	2	0.062	0.006	0.013	0.007
24638	BDD4-08	6	0.633	0.005	0.032	0.101
24639	BDD4-09	1	N.D	0.007	0.016	0.006
24640	BDD4-10	2	0.022	0.004	0.013	0.006
24641	BDD4-11	2	0.066	0.011	0.016	0.009
24642	BDD4-12	1	0.035	0.005	0.013	0.005
24643	BDD4-13	1	0.041	0.007	0.019	0.011
24644	BDD4-03-DPL	28	4.732	0.027	0.105	0.314
24645	BDD4-14	1	0.028	0.005	0.019	0.005
24646	BDD4-15	2	0.024	0.006	0.017	0.003

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Ing. Sandra Bustillos T.	Quim. Marco A. Ruiz Portillo	Sr. Luciano Páez Coronado	Ing. Jorge Montes Espinoza	Ing. Juan Carlos Ruiz Méndez
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 29 muestras y 145 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 1 de 2

Assays DDH 2 and 4 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 80

April 5, 2007

Centro Experimental Chihuahua

Servicio Geológico Mexicano

QUIMICA ANALITICA

Orden de Trabajo: 4583
No. Cotización: 202711
Fecha de Recepción: 05-06-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 12-06-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Limites de Detección		1 ppm	0.001 ppm	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
24647	BDD4-16	1	0.026	0.012	0.017	0.006
% Precisión (por duplicados)		81.5	94.5	88.9	97.1	98.7

Metodos Utilizados: 4 = ABSORCION ATOMICA 6 = ENSAYE AL FUEGO

Unidades: % = Porciento ppm = partes por millon

Elementos / compuesto: Ag = PLATA Au = ORO Cu = COBRE
Pb = PLOMO Zn = ZINC

Observaciones: N.D. = NO DETECTADO. CONVERSION 1 ppm = 1 g/t.

Duplicado (s): = * Se tomó la (s) Muestra (s) del Consecutivo Lab.: 24621 24633

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Ing. Sandra Bustillos T.	Quim. Marco A. Ruíz Portillo	Sr. Luciano Páez Coronado	Ing. Jorge Montes Espinoza	Ing. Juan Carlos Ruíz Méndez
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 29 muestras y 145 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 2 de 2

Assays DDH 3 and 6

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 81

April 5, 2007

Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4685
No. Cotización: 202817
Fecha de Recepción: 29-06-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 11-07-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Limites de Detección		1 ppm	0.001 ppm	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
25770	BDD3-01	3	0.028	0.02	-----	-----
25771	BDD3-02	14	0.025	0.016	-----	-----
25772	BDD3-03	5	0.008	0.021	-----	-----
25773	BDD3-04	5	0.017	0.01	-----	-----
25774	BDD3-05	6	0.009	0.015	-----	-----
25775	BDD3-06	7	0.031	0.014	-----	-----
25776	BDD3-07	7	0.011	0.012	-----	-----
25777	BDD3-08	8	0.004	0.009	-----	-----
25778	BDD3-09	9	N.D	0.009	-----	-----
25779	BDD3-10	10	0.017	0.01	-----	-----
25780	BDD3-11	10	0.016	0.02	-----	-----
25781	BDD3-12	10	0.006	0.015	-----	-----
25782	BDD3-02-DPL	13	0.029	0.018	-----	-----
25783	BDD3-13	12	0.031	0.011	-----	-----
25784	BDD3-14	13	0.028	0.011	-----	-----
25785	BDD3-15	13	0.007	0.011	-----	-----
25786	BDD3-16	14	0.006	0.043	-----	-----
25787	BDD3-17	16	0.019	0.025	-----	-----
25788	BDD3-18	3	0.015	0.023	-----	-----
25789	BDD3-19	3	0.007	0.039	-----	-----
25790	BDD3-20	5	0.007	0.03	-----	-----
25791	BDD3-21	6	0.004	0.031	-----	-----
25792	BDD3-22	7	0.005	0.031	-----	-----
25793	BDD3-23	5	0.008	0.035	-----	-----
25794	BDD3-24	5	0.001	0.055	-----	-----
25795	BDD3-21-DPL	6	0.004	0.031	-----	-----
25796	BDD3-25	5	0.055	0.026	-----	-----
25797	BDD3-26	6	0.016	0.024	-----	-----

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Sr. Luciano Páez Coronado	Quim. Marco A. Ruiz Portillo	No Aplica	Ing. Jorge Montes Espinoza	Ing. Juan Carlos Ruiz Méndez
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 59 muestras y 295 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201796; Fax (614) 4200577; Fax (614) 4201736; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 1 de 3

Assays DDH 3 and 6 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 82

April 5, 2007

Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4685
No. Cotización: 202817
Fecha de Recepción: 29-06-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 11-07-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Límites de Detección		1 ppm	0.001 ppm	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
25798	BDD3-27	6	0.011	0.023	-----	-----
25799	BDD3-28	6	0.012	0.025	-----	-----
25800	BDD3-29	8	0.011	0.027	-----	-----
25801	BDD3-30	9	0.026	0.028	-----	-----
25802	BDD6-01	5	0.299	0.011	0.019	0.036
25803	BDD6-02	6	0.038	0.008	0.021	0.046
25804	BDD6-03	7	0.009	0.008	0.022	0.051
25805	BDD6-04	7	0.052	0.02	0.016	0.037
25806	BDD6-05	11	0.091	0.031	0.116	0.086
25807	BDD6-06	47	10.831	0.181	0.231	0.055
25808	BDD6-01-DPL	6	0.299	0.011	0.021	0.037
25809	BDD6-07	9	0.001	0.035	0.036	0.047
25810	BDD6-08	6	0.036	0.009	0.026	0.034
25811	BDD6-09	8	0.055	0.008	0.021	0.034
25812	BDD6-10	7	0.059	0.007	0.019	0.034
25813	BDD6-11	7	0.029	0.008	0.025	0.033
25814	BDD6-12	7	0.02	0.008	0.022	0.034
25815	BDD6-13	7	0.699	0.007	0.017	0.034
25816	BDD6-14	7	0.013	0.005	0.024	0.033
25817	BDD6-15	7	0.024	0.005	0.028	0.033
25818	BDD6-16	8	0.133	0.01	0.024	0.034
25819	BDD6-17	8	0.011	0.003	0.03	0.034
25820	BDD6-18	8	0.039	0.005	0.015	0.033
25821	BDD6-07-DPL	9	0.001	0.034	0.031	0.047
25822	BDD6-19	8	0.052	0.006	0.025	0.033
25823	BDD6-20	8	0.057	0.004	0.026	0.033
25824	BDD6-21	8	0.057	0.004	0.032	0.034
25825	BDD6-22	8	N.D	0.003	0.021	0.034

Elaboró ( ) Elaboró ( ) Elaboró ( ) Revisó Autorizó

Sr. Luciano Páez Coronado — Analista de Química Analítica
Quim. Marco A. Ruíz Portillo — Analista de Química Analítica
No Aplica — Analista de Química Analítica
Ing. Jorge Montes Espinoza — Jefe Depto. Química Analítica
Ing. Juan Carlos Ruíz Méndez — Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 59 muestras y 295 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 2 de 3

Assays DDH 3 and 6 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 83

April 5, 2007

Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4685
No. Cotización: 202817
Fecha de Recepción: 29-06-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 11-07-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Límites de Detección		1 ppm	0.001 ppm	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
25826	BDD6-23	8	0.059	0.004	0.03	0.034
25827	BDD6-24	8	0.015	0.003	0.019	0.034
25828	BDD6-25	7	N.D	0.004	0.023	0.035
% Precisión (por duplicados)		94	96.6	96.5	88.3	98.6

Metodos Utilizados: 4 = ABSORCION ATOMICA 6 = ENSAYE AL FUEGO

Unidades: % = Porciento ppm = partes por millon

Elementos / compuesto: Ag = PLATA Au = ORO Cu = COBRE
Pb = PLOMO Zn = ZINC

Observaciones: N.D. = NO DETECTADO; CONVERSION 1 ppm = 1 g/t.

Duplicado (s): = * Se tomó la (s) Muestra (s) del Consecutivo Lab.: 25771 25791 25802 25809

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Sr. Luciano Páez Coronado	Quim. Marco A. Ruíz Portillo	No Aplica	Ing. Jorge Montes Espinoza	Ing. Juan Carlos Ruíz Méndez
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. Química Análitica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 59 muestras y 295 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31380 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 3 de 3

Assays DDH 3 and 6 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 84

April 5, 2007

SGM Servicio Geológico Mexicano

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4711
No. Cotización: 202915
Fecha de Recepción: 19-07-06
Procedencia: SGM-F/FOMI HUICILA
Fecha de Salida: 03-08-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM 93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Metodo	4	5	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Limites de Detección		0.01 g/t	0.001 g/t	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
27390	BDD-6-26	2	0.015	0.009	0.008	0.006
27391	BDD-6-27	2	0.415	0.012	0.009	0.009
27392	BDD-6-28	1	0.308	0.005	0.009	0.006
27393	BDD-6-29	1	0.102	0.011	0.008	0.006
27394	BDD-6-30	1	0.054	0.006	0.009	0.008
27395	BDD-6-31	2	0.046	0.014	0.011	0.007
27396	BDD-6-32	3	0.077	0.005	0.011	0.008
27397	BDD-6-33	2	0.071	0.015	0.011	0.008
27398	BDD-6-34	2	0.206	0.006	0.008	0.006
27399	BDD-6-35	2	0.017	0.004	0.009	0.007
27400	BDD-6-36	2	0.009	0.004	0.012	0.009
27401	BDD-6-37	2	0.003	0.003	0.012	0.019
27402	BDD3-37-DPL	445	11.751	0.182	----	----
27403	BDD3-31	2	0.022	0.014	----	----
27404	BDD3-32	1	0.013	0.012	----	----
27405	BDD3-33	1	0.018	0.001	----	----
27406	BDD3-34	2	0.015	0.006	----	----
27407	BDD3-35	3	0.127	0.006	----	----
27408	BDD3-36	3	0.009	0.005	----	----
27409	BDD3-37	443	12.151	0.179	----	----
27410	BDD3-38	7	0.021	0.011	----	----
27411	BDD3-39	6	0.133	0.005	----	----
27412	BDD3-40	8	1.968	0.013	----	----
27413	BDD3-41	19	1.833	0.014	----	----
27414	BDD3-42	14	0.009	0.021	----	----
27415	BDD3-47-DPL	26	12.101	0.026	----	----
27416	BDD3-43	5	N.D	0.002	----	----
27417	BDD3-44	5	N.D	0.002	----	----

Elaboró ( ) | Elaboró ( ) | Elaboró ( ) | Revisó | Autorizó

Ing. Sandra Bustillos T. — Analista de Química Analítica
Quím. Marco A. Ruiz Portillo — Analista de Química Analítica
No Aplica — Analista de Química Analítica
Ing. Jorge Montes Espinoza — Jefe Depto. Química Analítica
Ing. Juan Carlos Ruiz Méndez — Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 52 muestras y 380 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31390 Chihuahua, Chih., México
Tel (614) 4201798; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 1 de 3

Assays DDH 3 and 6 (Cont.)

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 85

April 5, 2007

Centro Experimental Chihuahua

QUIMICA ANALITICA

Orden de Trabajo: 4781
No. Cotización: 202915
Fecha de Recepción: 19-07-06
Procedencia: SGM-FIFOMI HUICICILA
Fecha de Salida: 03-08-06

Remitente: GERENCIA DE ASISTENCIA A LA MINERIA
Dirección: BULEVARD FELIPE ANGELES KM.93.5 CARR.MEX-PACHUCA
Colonia: VENTA PRIETA
Codigo Postal: 42080

	Método	4	6	4	4	4
	Elemento / Compuesto	Ag	Au	Cu	Pb	Zn
	Unidad	ppm	ppm	%	%	%
Límites de Detección		0.01 g/t	0.001 g/t	0.001 %	0.001 %	0.001 %
Consecutivo Lab.	Ident. Campo					
27418	BDD3-45	5	0.699	0.003	-----	-----
27419	BDD3-46	6	N.D	0.007	-----	-----
27420	BDD3-47	26	12.251	0.026	-----	-----
27421	BDD3-48	11	6.765	0.015	-----	-----
27422	BDD3-49	134	62.251	0.194	-----	-----
27423	BDD3-50	89	31.201	0.244	-----	-----
27424	BDD3-51	63	29.601	0.097	-----	-----
27425	BDD3-52	128	42.101	0.291	-----	-----
27426	BDD3-53	46	21.701	0.125	-----	-----
27427	BDD3-54	14	1.696	0.019	-----	-----
27428	BDD3-53-DPL	19	0.699	0.091	-----	-----
27429	BDD3-55	14	0.133	0.041	-----	-----
27430	BDD3-56	18	0.609	0.031	-----	-----
27431	BDD3-57	11	0.509	0.021	-----	-----
27432	BDD3-58	16	0.651	0.087	-----	-----
27433	BDD3-59	18	0.607	0.093	-----	-----
27434	BDD3-60	9	0.633	0.003	-----	-----
27435	BDD3-61	11	1.199	0.002	-----	-----
27436	BDD3-62	39	15.701	0.064	-----	-----
27437	BDD3-63	13	1.299	0.011	-----	-----
27438	BDD3-64	12	4.609	0.007	-----	-----
27439	BDD3-65	11	0.699	0.011	-----	-----
27440	BDD6-29A	10	N.D	0.006	0.008	0.006
27441	BDD-6-29-DPL	1	0.157	0.011	0.009	0.007
% Precisión (por duplicados)		98.9	97.6	97.3	88.9	85.7

Métodos Utilizados: 4 = ABSORCION ATOMICA 6 = ENSAYE AL FUEGO

Elaboró ( )	Elaboró ( )	Elaboró ( )	Revisó	Autorizó
Ing. Sandra Bustillos T.	Quim. Marco A. Ruiz Portillo	No Aplica	Ing. Jorge Montes Espinoza	Ing. Juan Carlos Ruiz Méndez
Analista de Química Analítica	Analista de Química Analítica	Analista de Química Analítica	Jefe Depto. Química Analítica	Subgte. Centro Exp. Chih.

Este documento no es valido sin firmas originales y ampara 52 muestras y 260 analitos. Su reproducción requiere autorización.

Av. Industrial No. 6, Parque Industrial Robinson, C.P. 31390 Chihuahua, Chih., México
Tel (614) 4201788; Fax (614) 4200577; Fax (614) 4201738; E-mail: cechih@coremisgm.gob.mx; http://www.coremisgm.gob.mx

Pag. 2 de 3

Huicicila (Miravalles) Property, Nayarit

Hiner & Schmidt, Assoc.	Page 86

April 5, 2007

2007 Budget
(US Dollars in ,000's)

Pan American Gold Corp
Project and Exploration Activities

HINER & SCHMIDT, ASSOC.
(360)341-1522
Genethegeologist@yahoo.com

Months

Activites	Units	1	2	3	4	5	6	7	8	9	10	11	12	Total
Huicicla Drilling and Exploration														

Project Goal: Discover, define and expand ore shoots along the Huichapa vein; Define additional exploration targets on vein extensions and surrounding structures.

Project Objectives: Drill 1500 meters on Huichapa Vein; Verify vein mineralization; Outline known Huichapa ore shoots; Identify with soil and rock chip sampling plus geologic mapping two new vein targets

Activites	Units	1	2	3	4	5	6	7	8	9	10	11	12	Total
Vehicle														
Acquire/lease 4x4 pick-up	1	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	$12.0
operating cost	600km/mn	0.5	0.4	0.4	0.5	0.4	0.5	0.2	0.2	0.2				$3.3
Camp Construction and Maintainence														
House Rental/cook Las Cumbres	1	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	0.6	$7.2
Core shed rental		0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	0.2	$2.4
Cutting/logging/sampling facilitiy		2.0												$2.0
Core Drill	1500 meters							RAINS						
Road building	2 km	3.0	3.0			2.0								$8.0
Core shelf construction			2.0						*Follow-Up Drill Program ?*					$2.0
Core box construction/purchase	1500		3.0											$3.0
Mobilization	1													$0.0
Drilling (2 shifts, 1 drill)	40 da			50.0	75.0	25.0								$140.0
Misc. Core logging	1 saw	3.0												$3.0
Bucking sample (saw blades)	3 blades			0.6	0.6	0.6								$1.8
Shipping	4 ship			0.5	1.0	0.5								$2.0
Assaying	500			3.5	5.0	2.0								$10.5
Sections, data compilation														
Demobilization	1													
Synthesis, mapping, sampling	20						1.0							$1.0
Target evaluation and redefinition														
Decision Point														
Mineralogy & Metallurgy	5						5.0							$5.0
ore mineral identification, polished section														
Base Topographic Map/Surveying														
Survey/mark new control points/instrument	1											10.0		$10.0
Physical Land Survey	1											5.0		$5.0
Aerial Photographic Survey	1											5.0		$5.0
1:1000 digital topographic map	1											5.0		$5.0
Environment and Social Costs														
Land negociations with surface owners	1	3.0												$3.0
Public relations	1		1.0											$1.0
Environmental Scoping Study	1									3.0				$3.0
Community preliminary baseline study	1											1.0		$1.0
Sampling, Mapping, Target Generation														
Pilot soil study over vein	25 soil													
Cut control lines (day labor)	6 km													
collect samples	600 soil							RAINS						
sample shipping	8		0.2	0.4	0.3	0.3	0.2							$1.4
Day labor	4 ind.		1.0	1.3	1.4	1.3	1.0		*Follow-Up Drill Program ?*					$6.0
Geochemistry	625 assays		1.0	1.0	1.8	1.8	1.8							$7.4
Mapping and rock sampling	100 rx chp			0.5	1.0	0.5								$2.0
compilation,synthesis, and reporting	1													
Personnel (contracted)														
Expatriate Geologist/Manager/Expenses	1	8.0	9.0	9.0	10.0	12.0	8.0	8.0	5.0	4.0	4.0	3.0		$80.0
Sampler/assistants	2	2.0	2.0	2.0	2.0	2.0	2.0	3.0						$15.0
Property Payments - Farias														
Holding Costs - Taxes	2	1.0						1.0						$2.0
Option Payment	1				100.0									$100.0
Work Commitment due	1				**$100,000'**									
Ministry, Licensing, Reporting														
Huicicila Project Exploration TOTAL		24.3	24.4	71.0	200.4	50.2	21.3	14.0	7.0	9.0	5.8	30.8	1.8	$450.0

APPENDIX VII. Huicicila 2007 Exploration Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President, CEO and Director

Date: April 16, 2007